Exhibit 99.1

Annual Information Form

For the year ended December 31, 2010
Dated as of March 23, 2011

2010 ANNUAL INFORMATION FORM

GAMMON GOLD INC.
(the “Company” or “Gammon Gold”)
1701 Hollis Street
Founders Square, PO Box 2067
Halifax, Nova Scotia
B3J 2Z1

ANNUAL INFORMATION FORM

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GLOSSARY OF TERMS

Ag – Silver

Assay - Analysis to determine the amount or proportion of the element of interest contained within a sample

Au – Gold

Aue – Gold equivalent

Ball mill - A horizontal rotating steel cylinder which grinds ore to fine particles. The grinding is carried out by the pounding and rolling of a charge of steel balls carried within the cylinder

Bench - The horizontal ledge in an excavation or mining operation that is drilled, blasted and excavated separately from other benches

Clastic Rock - A consolidated sedimentary rock composed principally of broken fragments that are derived from pre-existing rocks (of any origin) or from the solid products formed during chemical weathering of such rocks, and that have been transported mechanically to their places of deposition; i.e., a sandstone, conglomerate, or shale; or a limestone consisting of particles derived from a pre-existing limestone

Concentrate - A processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated

Crushing - Breaking of ore from the size delivered from the mine into smaller and more uniform fragments to be then fed to grinding mills or to a leach pad

Cut-off grade - the minimum metal grade at which material can be economically mined and processed (used in the calculation of ore reserves)

Cyanidation - A method of extracting gold or silver by dissolving it in a weak solution of sodium cyanide

Development - Work carried out for the purpose of opening up a mineral deposit. In an underground mine, this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden and/ or waste rock

Dilution - Sub-economic material that is unavoidably included with the mined ore, lowering the mined grade

Doré - Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refine (generally offsite) to almost pure metal

Drift - A horizontal tunnel generally driven within or alongside an orebody and aligned parallel to the long dimension of the ore

Drilling -

Core: a drilling method that uses a rotating barrel and an annular-shaped, diamond-impregnated rock-cutting bit to produce cylindrical rock cores and lift such cores to the surface, where they may be collected, examined and assayed

Geotechnical: diamond drilling targeted and utilized specifically for the collection of information used for mine engineering, slope stability, and underground ground reinforcement purposes

Reverse circulation: a drilling method that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to surface through the centre of the drill pipe and are collected, examined and assayed

Exploration - Prospecting, sampling, mapping, diamond-drilling and other work involved in locating the presence of economic deposits and establishing their nature, shape and grade

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Felsic - mnemonic (adj.) derived from (fe) for feldspar, (l) for feldspathoid, and (s) for silica, and applied to light-colored rocks containing an abundance of one or all of these constituents. Also applied to the minerals themselves, the chief felsic minerals being quartz, feldspar, feldspathoid, and muscovite

Flotation - A process by which some mineral particles are induced to become attached to bubbles and float, and other particles to sink, so that the valuable minerals are concentrated and separated from the uneconomic gangue or waste

Grade - The amount of metal in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals

Mill-head grade: metal content of mined ore going into a mill for processing

Recovered grade: metal content that was extracted from ore by processing

Reserve grade: estimated metal content of an orebody that satisfies all economic, mining, and other criteria to be considered a reserve

g – Grams

g/t – Grams per tonne

Grinding (Milling) - Powdering or pulverizing of ore, by pressure or abrasion, to liberate valuable minerals for further metallurgical processing

LIBOR - The London Inter-Bank Offered Rate for deposits

Metric conversion

Troy ounces	x	31.10348	=	Grams
Troy ounces per short ton	x	34.28600	=	Grams per tonne
Tons	x	0.90718	=	Tonnes
Feet	x	0.30480	=	Metres
Miles	x	1.60930	=	Kilometres
Acres	x	0.40468	=	Hectares
Fahrenheit	(°F-32) x 5 ÷ 9		=	Celsius

Mill - A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals. Also the device used to perform grinding (milling)

Mineral Reserve - See “Narrative Description of Business – Mineral Reserves and Mineral Resources.”

Mineral Resource - See “Narrative Description of Business – Mineral Reserves and Mineral Resources.”

Mining claim - That portion of applicable mineral lands that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface

Net profits interest royalty (also called “net profits interest” or “net profit interest”) - A royalty based on the profit remaining after recapture of certain operating, capital and other costs

Net smelter return royalty(also called a “net smelter return”) - A royalty based on a percentage of valuable minerals produced with settlement made either in kind or in currency based on the spot sale proceeds received less all of the offsite smelting, refining and transportation costs associated with the purification of the economic metals

NI 43-101 - National Instrument 43-101 – Standards of Disclosure for Mineral Projects

Open pit mine - A mine where materials are removed entirely from a working that is open to the surface

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Ore - Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit

Orebody - A sufficiently large amount of ore that is contiguous and can be mined economically

Oxide ore (also called “oxides”) - Mineralized rock in which some of the original minerals have been oxidized. Oxidation tends to make the ore more amenable to cyanide solutions so that minute particles of gold will be readily dissolved

Qualified Person - An individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the relevant technical report; and is a member or licensee in good standing of a professional association as defined in NI 43-101

Ramp - An inclined roadway connecting two levels in an open pit mine, or inclined tunnel in an underground mine

Reclamation - The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas

Reclamation Costs - The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine in compliance with relevant regulations in the local jurisdiction

Recovery rate - A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present

Resuing - A method of stoping wherein the wall rock on one side of the vein is removed before the ore is broken. Employed on narrow veins, less than 30 in (76 cm), and yields cleaner ore than when wall and ore are broken together.

Refining - The final stage of metal production in which impurities are removed from the molten metal

Skarn - A metamorphic rock that is usually variably colored green or red, occasionally grey, black, brown or white.

Shaft - A vertical passageway to an underground mine for ventilation, moving personnel, equipment, supplies and material including ore and waste rock

Stope - An underground excavation from which ore is extracted

Tailings - The ground rock material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing

Tailings storage facility - A natural or man-made confined area suitable for depositing the material that remains after the treatment of ore

Tons - Short tons (2,000 pounds)

Tonnes - Metric tonnes (1,000 kilograms), mt

Total cash costs - See “Narrative Description of Business-Production and Total Cash Costs”

tpd - tonnes per day

Volcanics - A general collective term for extrusive igneous and pyroclastic material and rocks

Volcanoclastic - Pertaining to a clastic rock containing volcanic material without regard to its origin or environment

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Vuggy Silica - The texture produced by the dissolving of minerals and rock fragments, and the replacement of the remaining matrix of the rock by silica minerals, usually quartz. This texture is common in high-sulphidation epithermal systems.

Wallrock - The rock forming the walls of a vein or other mineral deposit

REPORTING CURRENCY AND FINANCIAL INFORMATION

All currency amounts in this Annual Information Form are expressed in United States dollars, unless otherwise indicated. The exchange rate used to calculate US dollar to Mexican Peso throughout this Annual Information Form is, PESO 1.00 = US$0.08102, as at December 31, 2010.

Gammon Gold Inc. (“Gammon Gold” or the “Company”) prepares its financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s annual financial statements are reconciled to U.S. GAAP. Unless otherwise stated, financial information in this Annual Information Form is presented in accordance with Canadian GAAP.

MINERAL RESOURCE REPORTING STANDARDS

Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

FORWARD-LOOKING INFORMATION

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver and gold equivalent production and prices, cash and operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses, anticipated 2010 year-end and 2011 results, the Company’s ability to fully fund its business model, including its capital and exploration program, internally, anticipated 2010 year-end and 2011 interim and annual gold and silver production and the cash and operating costs associated with the same, the ability to achieve productivity and operational efficiencies, the ability to achieve cash flow margin improvements, the ability to complete further reduction in the open pit stripping ratio, the ability to develop and put into production its exploration targets and the timing of each thereof, the ability to successfully execute its acquisition strategy, the acquisition of Capital Gold (the “Acquisition”) including whether the completion of the Acquisition will ultimately occur, whether the anticipated synergies of the proposed Acquisition will occur, the assessment of the value of the properties of Capital Gold and obtaining the required security holder, regulatory, third party and other approvals and the outcome of any pending litigation related to the Acquisition. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Gammon Gold, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Important factors that could cause actual results to differ materially from Gammon Gold’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, future prices of gold and silver, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, hedging activities, development and operating risks, illegal miners, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in Gammon Gold's loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes as well as those factors discussed in the section entitled “Risk Factors” herein. Although Gammon Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are not guarantees of future performance. Accordingly, readers should not place undue reliance on forward-looking statements.

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The Company may, from time to time, make oral forward-looking statements. The Company advises that the above paragraph and the risk factors described in this Annual Information Form and in the Company's other documents filed with the Canadian securities commissions and the United States Securities and Exchange Commission (the “SEC”) should be read for a description of certain factors that could cause the actual results of the Company to materially differ from those in the oral forward-looking statements. Forward-looking statements are made as of the date of this Annual Information Form or, in the case of documents incorporated by reference herein, as of the date of such document. The Company disclaims any intention or obligation to update or revise any oral or written forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

SCIENTIFIC AND TECHNICAL INFORMATION

Mineral Reserves have been estimated in accordance with the National Instrument 43-101 (“NI 43-101”), as required by Canadian securities regulatory authorities. In addition, while the terms “Measured”, “Indicated” and “Inferred” Mineral Resources are required pursuant to NI 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and Mineral Resource information contained herein is exclusive of, and not comparable to similar information regarding Mineral Reserves disclosed in accordance with requirements of the SEC. Investors should understand that “Inferred” Mineral Resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.

Scientific and technical information for the El Cubo property have been prepared by employees of Gammon Gold Inc. under the supervision of Glenn R. Clark, P. Eng. of Glenn R. Clark & Associates Limited.

Unless otherwise indicated, scientific or technical information in this Annual Information Form relating to Mineral Reserves or Mineral Resources for the Ocampo property have been prepared by employees of Gammon Gold Inc. under the supervision of Ramon Luna, P. Geo.

The scientific and technical information relating to the Guadalupe y Calvo Project is based on the technical report on the Guadalupe y Calvo Project dated November 25, 2002 and was prepared by Clancy J. Wendt and Mark G. Stevens, C.P.G., Pincock, Allen & Holt in accordance with NI 43-101. The full text of this report is available under the Company’s profile at www.sedar.com.

The scientific and technical information relating to the Venus, Los Jarros and Mezquite mineral properties was prepared by Peter Drobeck., Registered Geologist, Senior Vice President of Exploration and Business Development of Gammon Gold Inc.

Each of Messrs. Luna, Clark, Wendt, Stevens and Drobeck is a “Qualified Person” as defined in NI 43-101. A “Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project and the relevant technical report, and is a member in good standing of a professional association.

Definitions

A Mineral Resource (or a “Resource”) is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling and reasonably assumed but not verified geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

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A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A Mineral Reserve (or a “Reserve”) is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves.

A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A Proven Mineral Reserve is the economically mineable part of a measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

GENERAL INFORMATION

Incorporation

Gammon Gold has its executive office located at 56 Temperance Street, 5th Floor, Toronto, Ontario, M5H 3V5. The registered office of the Company is located at 1, Place Ville-Marie, Suite 3900, Montreal, Quebec, H3B 4M7. The President & Chief Executive Officer and Chief Financial Officer currently work out of the executive office. The Company’s common shares are listed on the Toronto Stock Exchange (TSX: GAM), the New York Stock Exchange (NYSE: GRS) and the Berlin Stock Exchange (BSX: GL7).

The Company was incorporated under Part 1A of the Companies Act (Quebec) on February 25, 1986, under the name “Golden Rock Explorations Inc.” By Articles of Amendment dated April 17, 1998, the Company changed its name to, “Gammon Lake Resources Inc.”, and consolidated its common shares on a 15:1 basis (the “Common Shares”). By Articles of Amendment dated June 7, 2007, the Company changed its name to its current name, “Gammon Gold Inc.”

Subsidiaries

The table below provides details with respect to the Company’s direct and indirect wholly-owned subsidiaries:

Name of Subsidiary (1)	Percentage of Voting Securities Owned	Jurisdiction of Incorporation or Organization	Nature of Business
Gammon Lake Holdings Inc. (2)	100% (direct)	Nova Scotia	Holding corporation for Gammon Lake de Mexico
Gammon Lake Chihuahua, S.A de C.V.(3)	100% (indirect)	Mexico	Holding corporation for Minera El Cubo
Gammon Lake de México, S.A. de C.V. (4)	100% (indirect)	Mexico	Operating corporation for the Ocampo mine
Gammon Lake Resources (USA) Inc. (5)	100% (direct)	Arizona	Operating corporation for United States office administrative matters
Mexgold Resources Inc. (6)	100% (direct)	Ontario	Holding corporation for Minera El Cubo and Metales
Compania Minera del Cubo, S.A. de C.V. (7)	100% (indirect)	Mexico	Operating corporation for the Minera El Cubo
Metales Interamericanos, S.A. de C.V. (8)	100% (indirect)	Mexico	Inactive
Gammon Lake GYC, S.A de C.V. (9)	100% (indirect)	Mexico	Holding corporation for Minera El Cubo
Capital Gold AcquireCo Inc. (10)	100% (direct)	Delaware	Inactive

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Notes:

1.	Gammon Gold and all of its subsidiaries are sometimes referred to collectively in this document as the “Company”.
2.	Referred to in this document as “Gammon Lake Holdings”.
3.	Referred to in this document as “Gammon Lake Chihuahua”.
4.

Referred to in this document as “Gammon Lake de Mexico”. 2% of the issued and outstanding shares of Gammon Lake de Mexico, S.A. de C.V. are held by Gammon Gold directly in accordance with Mexican corporate law requirements.

5.	Referred to in this document as “Gammon Lake Resources USA”.
6.	Referred to in this document as “Mexgold”.
7.	Referred to in this document as “Minera El Cubo”.
8.	Referred to in this document as “Metales”.
9.	Referred to in this document as “Gammon Lake GYC”
10.	Referred to in this document as “Capital Gold AcquireCo.”

3 Year History

Mineral Projects

During the past three years, the Company has been focused on the exploration and development of its mineral interests and the production of gold and silver at its Ocampo mine, in the municipality of Ocampo, in the State of Chihuahua, Mexico (collectively referred to herein as the (“Ocampo Mine”). The Ocampo Mine is described in this document under “Mineral Properties - The Ocampo Mine”. The Company has also been producing gold and silver from its El Cubo mine and certain related properties located in Guanajuato State (collectively referred to herein as the “El Cubo Mine”). The El Cubo Mine is described in this document under “Mineral Properties - The El Cubo Mine”.

On December 16, 2010 the Company announced that it had entered into binding Letter of Intent with Aurion Resources Limited wherein both parties agreed to negotiate a definitive agreement that would provide Gammon with an option to earn up to a 70% joint venture interest in the 12,985 hectare La Bandera Project, located in Durango, Mexico. Under the terms defined in the Letter of Intent, Gammon will have the option to earn its interest through a $250,000 private placement in Aurion and a series of escalating work commitments.

In September 2010, the Company applied for a mineral concession over an area of 14,699 hectares in the northern part of San Luis Potosí State, Mexico. At the end of the year the application was still in the process of being titled. This application occurs on the north side of properties controlled by Negociacion Minera Santa Maria de la Paz y Anexos, S.A. de C.V. who are presently operating an underground mine on their properties and recovering gold, silver, and copper from complex skarn deposits. The Company considers it reasonable that similar deposits could occur underneath the valley immediately north of this competitor’s operations, and has therefore applied for this concession to explore this valley. The valleys in this part of Mexico are commonly filled with less than 100 metres of colluvial material, making such a valley a good target to explore with conventional geophysical methods. A geophysical program is planned for 2011.

In August 2010, the Company executed a definitive purchase agreement for the Los Jarros Project (“Los Jarros”) in Chihuahua State, Mexico. The project consists of one purchase option agreement with Valdez Gold Inc., of Canada and includes eight mineral concessions covering 43,229 hectares surface area. The agreement allows the Company to purchase a 100% interest in the properties for $2,500,000 over a four year term, and can be cancelled with 30 days’ notice. Los Jarros covers ground between Ocampo and Venus, the eastern side of the Ocampo district, the southeast structural trend of the Pinos Altos district, the northwest and southeast structural trend of the Concheno mine, and a block of ground further to the south that covers an epithermal gold occurrence. The project is a grass roots exploration project with no defined Resources or Reserves.

During 2010, the Company executed two purchase option agreements that now comprise the Venus Project (“Venus”) in Chihuahua, Mexico. The agreement with Mexicana de Cananea S.A. de C.V. allows the Company to purchase 100% of the rights of four mineral concessions that total 4,491 hectares in area, for a total price of $7,000,000 over a four year option period. The agreement also stipulates that the Company will invest a minimum of $3,000,000 in exploration works over the four-year option period. The second agreement is with Pedro Murillo M., and concerns one mineral concession covering 84 hectares area. This agreement allows the Company to purchase 100% of the mineral rights covered by the concession for a total of $750,000 paid over four years. Both agreements allow the Company to terminate the agreements at any time with 30 days’ notice with no further payment obligations. The Venus Project occurs one kilometre north of the Ocampo Mine properties, eight kilometres north of the Ocampo Northeast underground mine, and eight kilometres northwest of the Pinos Altos Mine operated by Agnico Eagle Mines Limited. The properties cover outcropping showings of gold-silver veins that are geologically similar to those found in the Ocampo and Pinos Altos districts. The property is a grass roots exploration project with no defined resources or reserves.

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In March 2010, Gammon signed a definitive purchase option agreements on a group of properties called the Mezquite Project (“Mezquite”) covering 460 hectare in Zacatecas State, Mexico. The option agreements include a series of option payments that total $1,400,000 over a 3 year period.

In May 2009, Gammon Lake de Mexico obtained surface control of surface land around the Ocampo Mine site which consists of 4,275 hectares through a land acquisition expropriation procedure validated by both the Ejidos and the Mexican authorities; this was finalized by the Company successfully obtaining the Presidential decree of expropriation. Total price paid for this land was approximately $1,000 per hectare.

El Cubo Labour Disruption

On June 17, 2010, the Company announced the suspension of operations at the El Cubo mine as a result of continued labour disruptions, the termination of 397 unionized workers for participating in a work stoppage, and rising operating costs associated with the failure of the unionized workforce to achieve expected productivity levels, the union subsequently declared a strike on June 30, 2010. On October 2, 2010, the Labour Court released its ruling that declared the strike action illegal. In accordance with this ruling, the union released the assets to the Company. 154 contract miners, including supervisors, surveyors, geologists and maintenance personnel, as well as 30 pieces of key underground mining equipment were redeployed from El Cubo to the Ocampo mine in late June to focus on development of the underground mines. On February 23, 2011, the Company announced that it had successfully resolved the labour disruption at its 100% owned El Cubo mine, located in Guanajuato State, Mexico. The Company has now secured a new two year collective agreement which has been unanimously approved by the union. In March 2011, employees were rehired and commenced training at the University of Guanajuato.

Shareholder Rights Plan

On August 19, 2010, the directors of the Company approved the entering into of a Shareholder Rights Plan Agreement, dated as of August 19, 2010, between Gammon and Computershare Investor Services Inc., as rights agent (the “Rights Agreement”), that contains the terms of a shareholder rights plan applicable to Gammon’s shareholders the (“Rights Plan”). On February 18, 2011 the Rights Plan was approved by the independent shareholders of Gammon.

Corporate Finance

In the last three years, the Company completed a public offering of 12,926,000 common shares at a price of $8.90 per common share for gross proceeds of $115,041,400 completed on October 22, 2009. The offering was sold on a bought deal basis to a syndicate of underwriters led by BMO Nesbitt Burns Inc., UBS Securities Canada Inc. and including Dundee Securities Corporation, Macquarie Capital Markets Canada Ltd., Canaccord Capital Corporation and Research Capital Corporation. In addition, 1,686,000 common shares were issued pursuant to the full exercise of the over-allotment option.

On November 28, 2008, the Company restructured its credit facility and under terms of the new agreement, gained access to a $50,000,000 credit facility split evenly between Bank of Montreal and Bank of Nova Scotia. The facility was comprised of a US$30 million non-revolving term loan (the “NRT”) and a $20,000,000 revolving line of credit (the “RT”). The NRT was repayable in instalments, with the last instalment due in June 2010. The RT was set to mature on November 28, 2009 with the balance payable at that date. Interest was payable at prime rate plus 2.5% or in the case of US dollar advances, LIBOR + 3.5%.

On November 5, 2009, the Company’s credit facility was restructured and replaced with a $30,000,000 revolving line of credit with the Bank of Nova Scotia. The agreement included an option to increase the facility to $50,000,000 under similar terms and conditions, provided that the Bank of Nova Scotia’s exposure did not exceed $30,000,000. On December 31, 2009, the Company signed an agreement with Société Générale to increase the total revolving credit facility to $50,000,000, with the exposure divided equally between the two lenders. Interest is payable at LIBOR + 3.75% to 4.25% depending on the leverage ratio of the Company.

On November 5, 2010, the Company renegotiated the credit facility with the Bank of Nova Scotia and Société Générale. The revised agreement provides for a $75,000,000 revolving facility, which may be increased to $100,000,000 upon the completion of the acquisition of Capital Gold Corporation, subject to satisfactory due diligence by the lenders on Capital Gold. The credit facility does not require principal repayments other than a one-time payment at maturity equal to the drawn balance at that point in time. The revised agreement expires 36 months from the date of closing with interest payable at a rate of LIBOR plus a margin of 3.25% to 3.75%. There are no operational covenants associated with this facility, and there are no restrictions on the use of the proceeds. As of December 31, 2010, the Company had drawn $26,380,000 under the revolving facility and had issued a $1,000,000 letter of credit against the facility.

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2010 ANNUAL INFORMATION FORM

Proposed & Significant Acquisitions

On October 1, 2010, the Company and its wholly-owned subsidiary, Capital Gold AcquireCo, Inc. ("AcquireCo"), entered into a merger agreement with Capital Gold Corporation ("Capital Gold") pursuant to which Gammon Gold will acquire all of the outstanding common stock of Capital Gold (the “Acquisition”). Under the merger agreement, AcquireCo will merge with and into Capital Gold, and the separate corporate existence of AcquireCo will cease with Capital Gold surviving as a wholly-owned subsidiary of Gammon Gold. Under the original merger agreement, each stockholder of Capital Gold was to receive 0.5209 common shares of Gammon Gold and a cash payment in the amount of $0.79 per share (plus cash in lieu of any fractional share interests) for each share of Capital Gold common stock such stockholder holds immediately prior to the completion of the Acquisition, unless such stockholder exercises and perfects its appraisal rights under the Delaware General Corporation Law. On October 29, 2010, Capital Gold and Gammon Gold entered into Amendment No. 1 to the merger agreement to provide that appraisal rights are available in connection with the Acquisition and included a closing condition that provides that Gammon Gold is not obligated to complete the Acquisition if holders of more than 10% of the outstanding shares of Capital Gold common stock have exercised appraisal rights under Delaware Law with respect to the Acquisition. On March 9, 2011, Capital Gold and Gammon Gold entered into Amendment No. 2 to the merger agreement to provide that the termination fee payable by Capital Gold, under certain circumstances, be reduced from $10,300,000 to $5,575,000. In addition, Gammon Gold’s ability to terminate the amended merger agreement for any reason with the payment of a $2,000,000 termination fee was eliminated. On March 17, 2011, Capital Gold and Gammon Gold entered into Amendment No. 3 to the merger agreement to provide an increase to the cash component of the merger consideration to be paid to Capital Gold’s stockholders by $0.30 per share, for a total cash payment in the amount of $1.09 per share. In addition, the outstanding warrants and stock options of Capital Gold will be exchanged for (or will be deemed to become) warrants and options to acquire common shares of the Company, with the exercise price of such warrants and options and the number of shares issuable on exercise being adjusted to reflect any change in the market value of the Company's common shares between the date of the merger agreement and the date the Acquisition is completed. It is expected that the current stockholders of Capital Gold will own approximately 20% of the outstanding common shares of the Company on a fully diluted basis immediately following the completion of the Acquisition.

In addition, three officers and consultants of Capital Gold are party to agreements with Capital Gold that provide for certain payments in event that their employment or engagement by Capital Gold is terminated following a change of control of Capital Gold. The amended merger agreement contemplates that, if such amounts become payable, they may be satisfied by payment in cash or by the issuance of common shares of the Company at the volume weighted average price of the Gammon Gold common shares on the NYSE for the five trading days immediately preceding the completion of the Acquisition, subject to the consent of the officers and consultants involved.

If the Acquisition is not completed, under the amended merger agreement, Capital Gold has agreed to pay a termination fee of $5,750,000 to Gammon Gold under certain circumstances. Capital Gold may also be entitled to a termination fee of up to $2,000,000 under certain circumstances. Capital Gold has, among other things, agreed to provide Gammon Gold with certain other customary deal protections, including a non-solicitation provision and a right to match.

The Acquisition is subject to approval by the stockholders of Capital Gold, [in addition to regulatory approvals] and the satisfaction of certain other customary conditions. The Acquisition is not subject to approval by the shareholders of Gammon Gold because the number of common shares to be issued will not exceed 25% of the outstanding common shares of Gammon Gold. On February 17, 2011, Capital Gold provided to Capital Gold stockholders of record as of February 14, 2011, a definitive proxy statement/prospectus, dated February 16, 2011, relating to a special meeting of Capital Gold’s stockholders that convened and adjourned on March 18, 2011. The special meeting was called for the purpose of considering and voting on the proposal to approve and adopt the plan of merger contained in the amended merger agreement, as well as the adjournment of the special meeting, if necessary or appropriate, including to solicit additional proxies if there are not sufficient votes to adopt the amended merger agreement at the time of the special meeting. On March 18, 2011, Capital Gold convened the special meeting to vote on a proposal to adjourn the special meeting to give Capital Gold’s stockholders additional time to consider the increased consideration offered by Gammon Gold and to review a supplement to the definitive proxy statement/prospectus after it was filed with the U.S. Securities and Exchange Commission (the “SEC”). Capital Gold’s stockholders adjourned the special meeting until April 1, 2011. Gammon Gold prepared and filed with the SEC a registration statement on Form F-4 (as amended and supplemented from time to time, (the “Registration Statement”) to register the shares issuable in connection with the Acquisition for issuance in the United States. The Registration Statement was declared effective by the SEC on February 17, 2011.

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2010 ANNUAL INFORMATION FORM

Capital Gold is a gold production and exploration company. Through its Mexican subsidiaries and affiliates, it owns 100% of the El Chanate gold mine (“El Chanate”) located near the town of Caborca in Sonora, Mexico. On August 2, 2010, Capital Gold acquired Nayarit Gold Inc., which owns the Orion gold project in Nayarit, Mexico. Capital Gold is focused on optimizing the El Chanate operations and advancing the Del Norte deposit in the Orion District in the State of Nayarit, Mexico. Capital Gold also owns and leases mineral concessions near the town of Saric, also located in Sonora, that are undergoing exploration for gold and silver mineralization.

On July 16, 2010, the Company completed a non-brokered private placement with Corex Gold Corporation (“Corex”) by acquiring 4,706,000 units of Corex for an aggregate purchase price of CAD$3,200,000 ($3,000,000). Each unit consists of one common share and one half of one share purchase warrant exercisable at CAD$0.90, for a period of twenty four months following the closing date of the transaction. Corex is a gold exploration Company whose principal asset is the Santana Gold Project in Sonora State, Mexico.

On June 1, 2010, the Company completed a non-brokered private placement with Golden Queen Mining Co. Limited (“Golden Queen”) by acquiring 5,000,000 units of Golden Queen for an aggregate purchase price of CAD$8,000,000 ($7,600,000). Each unit consists of one common share, one quarter of one share purchase warrant exercisable at CAD$1.75, and one quarter of one share purchase warrant exercisable at CAD$2.00, for a period of eighteen months following the closing date of the transaction. Golden Queen is a gold exploration and development company whose principal asset is the Soledad Mountain property located in Kern County, Southern California.

NARRATIVE DESCRIPTION OF BUSINESS

General

Gammon Gold Inc. is a publicly traded mid tier gold and silver producer engaged in the mining, development, exploration and acquisition of resource properties in North America. The Company owns two mines in Mexico, the Ocampo mine in Chihuahua State, and the El Cubo mine in Guanajuato State, and also owns the Guadalupe y Calvo advanced exploration property in Chihuahua State, Mexico. The Company has also recently executed purchase option agreements to acquire the Mezquite Project in Zacatecas State, Mexico (460 hectares), the Venus Project located north of the Ocampo mine in Chihuahua State, Mexico (4,575 hectares), the Los Jarros Project in Chihuahua State, Mexico (43,229 hectares), and has signed a binding Letter of Intent to enter into a joint venture regarding the La Bandera gold project in Durango State. The Company has also acquired a new block of three claims on the west side of the Ocampo Mine properties that added 2,886 hectares to the Ocampo mineral properties – now totalling 14,641 hectares. A major new exploration concession of 14,669 hectares, “Fraile Norte” was also staked in the state of San Luis Potosi to cover potential extensions of the Santa Maria de la Paz mining district. The Company has also made strategic investments in Golden Queen and Corex.

Production and Total Cash Costs

Summarized Annual Financial and Operating Results

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)
Year Ended
December 31, 2010
Gold ounces sold	111,775
Silver ounces sold	4,970,777
Gold equivalent ounces sold (realized)(1)	193,429
Gold equivalency ratio (realized)(5)	61
Gold ounces produced	114,064
Silver ounces produced	4,953,870
Gold equivalent ounces produced (realized)(1)	195,566
Revenue from mining operations	$238,266
Production costs, excluding amortization and depletion	$90,866

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2010 ANNUAL INFORMATION FORM

Earnings before other items		$60,263
Net (loss) / earnings		$(147,487)
Net (loss) / earnings per share		$(1.06)
Net (loss) / earnings per share, diluted(2)		$(1.06)
Cash flows from operations		$97,583
Net free cash flow(3)		$(9,633)
Total cash		$113,142
Total assets		$819,388
Total long-term financial liabilities		$31,035
Cash dividends declared	$	Nil
Total cash costs per gold equivalent ounce (realized)(3)		$479
Total cash costs per gold ounce(3)		$(73)
Average realized gold price per ounce		$1,229
Average realized silver price per ounce		$20.30
Gold equivalent ounces sold (55:1)(4)		202,152
Gold equivalent ounces produced (55:1)(4)		204,133
Total cash costs per gold equivalent ounce (55:1)(3)(4)		$459

Notes:

1.	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
2.	Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis in 2010 as all factors were anti-dilutive.
3.	See the Non-GAAP Measures section on page 31.
4.	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
5.	Silver ounce equal to one gold ounce.

(in thousands, except ounces and total cash costs)
	2010	2010	2010
	Ocampo	El Cubo	Other
	(US$)	(US$)	(US$)
Gold ounces produced	103,220	10,844	-
Silver ounces produced	4,417,413	536,457	-
Gold equivalent ounces produced(1)	176,458	19,108	-
Gold ounces sold	100,615	11,160	-
Silver ounces sold	4,415,308	555,469	-
Gold equivalent ounces sold(1)	173,716	19,713	-
Revenue from mining operations	$215,717	$22,549	-
Production costs	$74,819	$16,047	-
Refining costs	$1,631	$242	-
Mine standby costs	-	$9,214	-
Net earnings /(loss) before other items	$89,616	$(10,018)	$(19,335)
Total cash costs (per gold equivalent ounce)(2)	$440	$826	-
Total cash costs per gold ounce(2)	$(146)	$587	-
Total cash costs per gold equivalent ounce(2)(3)	$423	$766	-

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2010 ANNUAL INFORMATION FORM

Notes:
1.	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
2.	See the Non-GAAP Measures section on page 31 of the Company’s Management Discussion & Analysis for the year ended December 31, 2010.
3.	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

Mineral Reserves and Mineral Resources

The Company completed extensive drilling at the Ocampo Mine property during the year, completing 751 drill holes for a total of 137,393 metres. The drilling at Ocampo was divided into 400 drill surface holes for 73,266 metres, and 351 underground drill holes for 64,127 metres. The entire drill database for Ocampo, from 1997 through 2010, now totals 2,954 drill holes for 523,889 metres.

The primary focus of the 2010 underground drilling program was to extend known vein resources in the Northeast underground mine, both along strike and downward below existing ore shoots, infill new vein discoveries drilled from surface at the Northeast underground, and to delineate additional resources in the Santa Eduviges veins directly under the operating open pits. The Company was successful on all three fronts, with the addition of Reserves in 15 of the existing 21 veins at the Northeast underground, the addition of six new vein discoveries at the Northeast underground, and the addition of five new veins in the Santa Eduviges complex. After accounting for 2010 depletion, and assuming current underground mining rates, the Company has effectively added more than three additional years of production to its underground operations at Ocampo.

The Ocampo drilling resulted in the definition of an additional 398,000 ounces gold equivalent in Reserves, which after depletion and adjustment for different gold and silver prices resulted in a net addition of 195,000 ounces gold equivalent at Ocampo. In addition to these Reserve additions, the drilling helped define an additional 184,000 ounces gold equivalent in Measured and Indicated Resources at Ocampo at metal prices significantly lower than spot prices. Apart from the definition of Reserves, the surface drilling work also made numerous new discoveries, and extended several known occurrences, many of which will be followed-up with additional drilling in 2011 with the intent to define Reserves or Resources on some of these target areas.

Key additions to the reserves at Ocampo included the Santa Juliana, Santa Eduviges, Belen, Las Molinas, Upper Balvanera, and Altagracia areas. Key new discoveries included the Santa Librada target area, the El Rayo Vein, Polvorin Vein, Refugio Norte zone, Los Monos, and the Stockwork Hill target area. All of these showed some drill intercepts with grade–width combinations in excess of current mine cut-off grades.

At the El Cubo Mine, the Company completed 18,388 metres of surface drilling and 3,250 metres of underground drilling during the first half of the year before the mine was closed by the union. This work helped to define an additional 61,000 ounces gold equivalent Reserves at El Cubo, which after depletion and adjustment for different gold-to-silver price ratio, resulted in the net addition of 38,000 ounces gold equivalent to the Reserves. A new Resources addition from the exploration program is the Dolores and Capulin target areas in the south-central portion of the property. In addition, the drilling discovered new mineralization south of the previously-known ores in the “South Villalpando” target area. The initial Measured and Indicated Resource at Dolores Capulin is 43,000 gold equivalent ounces.

At December 31, 2010, Gammon’s total Proven and Probable gold equivalent Reserves were 2,726,000 gold equivalent ounces. Mineral Reserves and Mineral Resources have been estimated as at December 31, 2010 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into NI 43-101. Reserves for the Ocampo and El Cubo properties have been estimated using an assumed gold price of $1,025 per ounce and a silver price of $16.60 per ounce for a gold equivalent ratio of 61.75:1. Resources at the Ocampo and El Cubo properties have been estimated assuming a gold price of $1,250 per ounce and a silver price of $22.75 per ounce and have been summarized at a gold equivalent ratio of 55:1. The Guadalupe y Calvo Inferred Resources have been summarized at a gold equivalent ratio of 55:1. Reserve estimations incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore. Gammon Gold’s normal data verification procedures have been employed in connection with the calculations. For the cut-off grades used in the estimation of Reserves, see “Notes to the Mineral Resources and Reserves Tables.”

Although the Company has carefully prepared and verified the Mineral Reserve figures presented below and elsewhere in this Annual Information Form, such figures are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of mineral will be produced. Estimated Reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold and silver as well as increased production costs or reduced recovery rates may render the present Proven and Probable Reserves unprofitable to develop at a particular site or sites for periods of time. See “Risk Factors” and “Forward-Looking Information”.

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2010 ANNUAL INFORMATION FORM

Ocampo Proven & Probable Reserves(4)(5)(7)(8)(10)(11)
Mineral Category	Tonnes (000's)	Gold (g/t)(6)	Silver (g/t)(6)	Gold Equivalent (g/t)(6)	Gold Ounces (000's)	Silver Ounces (000's)	Gold Equivalent Ounces (000's)(1)
Open Pit Area(9)
Proven	30,355	0.39	15	0.64	380	14,843	620
Probable	33,933	0.37	15	0.62	408	16,510	676
Total Open Pit Area Proven & Probable	64,287	0.38	15	0.63	788	31,353	1,296
Underground Area
Proven	3,049	3.14	146	5.50	308	14,282	539
Probable	2,080	2.26	110	4.04	151	7,350	270
Total Underground Area Proven & Probable	5,130	2.79	131	4.91	459	21,632	810

Total Proven	33,404	0.64	27	1.08	688	29,125	1,160
Total Probable	36,013	0.48	21	0.82	560	23,860	946

Total Ocampo Proven & Probable	69,417	0.56	24	0.94	1,248	52,985	2,106

El Cubo Proven & Probable Reserves(4)(5)(7)(10)(11)
Mineral Category	Tonnes (000's)	Gold (g/t)(6)	Silver (g/t)(6)	Gold Equivalent (g/t)(6)	Gold Ounces (000's)	Silver Ounces (000's)	Gold Equivalent Ounces (000's)(1)
El Cubo
Proven	1,542	2.62	154	5.11	130	7,618	254
Probable	1,877	2.69	134	4.86	163	8,075	293
Total El Cubo Proven & Probable Reserves	3,419	2.66	143	4.97	293	15,694	547
Las Torres (Underground)
Proven	266	1.96	137	4.18	17	1,173	36
Probable	250	2.34	146	4.70	19	1,172	38
Total Las Torres Proven & Probable Reserves	516	2.14	141	4.43	36	2,345	74

Total Proven – El Cubo and Las Torres	1,808	2.53	151	4.98	147	8,791	289
Total Probable – El Cubo and Las Torres	2,127	2.65	135	4.84	181	9,247	331

Total Proven & Probable Reserves – El Cubo and Las Torres	3,936	2.59	143	4.90	328	18,038	620

Total Summary of Proven & Probable Reserves(4)(5)(7)(8)(10)(11)
Mineral Category	Tonnes (000's)	Gold (g/t)(6)	Silver (g/t)(6)	Gold Equivalent (g/t)(6)	Gold Ounces (000's)	Silver Ounces (000's)	Gold Equivalent Ounces (000's)(1)

Total Proven	35,212	0.74	33	1.28	835	37,916	1,449
Total Probable	38,141	0.60	27	1.04	741	33,107	1,277

Total Proven & Probable Reserves	73,353	0.67	30	1.16	1,576	71,023	2,726

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2010 ANNUAL INFORMATION FORM

Ocampo Measured, Indicated & Inferred Resources(3)(4)(5)(7)(8)(10)(11)
Mineral Category	Tonnes (000’s)	Gold (g/t)(6)	Silver (g/t)(6)	Gold Equivalent (g/t)(6)	Gold Ounces (000's)	Silver Ounces (000's)	Gold Equivalent Ounces (000)(2)
Open Pit Area(9)
Measured	13,644	0.15	6	0.26	67	2,627	114
Indicated	20,037	0.20	8	0.34	126	5,127	219
Total Open Pit Area Measured & Indicated	33,682	0.18	7	0.31	192	7,754	333
Inferred	15,523	0.47	23	0.89	237	11,507	446
Underground Area
Measured	649	0.86	46	1.68	18	951	35
Indicated	628	0.87	45	1.69	18	911	34
Total Underground Measured & Indicated	1,277	0.86	45	1.69	35	1,862	69
Inferred	5,092	4.12	256	8.77	674	41,922	1,437
Summary - Total Measured & Indicated
Total Measured	14,294	0.18	8	0.33	84	3,579	150
Total Indicated	20,665	0.22	9	0.38	143	6,038	253
Total Ocampo Measured & Indicated	34,959	0.20	9	0.36	228	9,617	403
Summary - Total Inferred
Total Ocampo Inferred	20,615	1.37	81	2.84	911	53,428	1,883

El Cubo Measured, Indicated & Inferred Resources(3)(4)(5)(7)(10)(11)
Mineral Category	Tonnes (000’s)	Gold (g/t)(6)	Silver (g/t)(6)	Gold Equivalent (g/t)(6)	Gold Ounces (000's)	Silver Ounces (000's)	Gold Equivalent Ounces (000)(2)
El Cubo
Measured	149	1.80	121	4.00	9	579	19
Indicated	477	1.93	157	4.78	30	2,404	73
Total El Cubo Measured & Indicated	627	1.90	148	4.59	38	2,983	92
Inferred	3,499	3.29	176	6.49	370	19,788	730
Las Torres
Measured	8	1.73	54	2.71	0	13	1
Indicated	19	1.76	52	2.71	1	32	2
Total Las Torres Measured & Indicated	27	1.75	53	2.71	2	45	2
Inferred	546	4.12	169	7.20	72	2,973	126
Fenix Pit
Measured	-	-	-	-	-	-	-
Indicated	2,100	2.72	49	3.61	184	3,308	244
Total Fenix Pit Measured & Indicated	2,100	2.72	49	3.61	184	3,308	244
Inferred	-	-	-	-	-	-	-
Summary - Measured & Indicated
Total Measured – El Cubo and Las Torres	157	1.80	118	3.93	9	592	20
Total Indicated – El Cubo and Las Torres	2,597	2.57	69	3.82	214	5,744	319
Total Measured & Indicated – El Cubo and Las Torres	2,753	2.52	72	3.83	223	6,336	339
Summary – Inferred
Total Inferred – El Cubo and Las Torres	4,045	3.40	175	6.59	443	22,761	857

Guadalupe y Calvo Estimate of Inferred Resources(3)(4)(5)(7)(10)(11)

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2010 ANNUAL INFORMATION FORM

Deposit Location	Tonnes (000’s)	Gold (g/t)(6)	Silver (g/t)(6)	Gold Equivalent (g/t)(6)	Gold Ounces (000's)	Silver Ounces (000's)	Gold Equivalent Ounces (000)(2)
Rosario Bulk Tonnage (at 75% of available tonnes)	10,700	1.60	96	3.35	566	33,100	1,168
Rosario Underground (at 33% of available tonnes)	700	18.50	435	26.41	393	9,200	560
Rosario
Total Rosario Inferred	11,400	2.64	117	4.77	959	42,300	1,728
Nankin Underground (at 33% of available tonnes)	400	9.25	260	13.98	118	3,300	178
Nankin
Total Nankin Inferred	400	9.25	260	13.98	118	3,300	178
Summary – Inferred
Total Rosario and Nankin Inferred	11,800	2.84	120	5.02	1,077	45,600	1,906

Total Summary of Measured, Indicated and Inferred Resources(3)(4)(5)(7)(8)(10)(11)
Mineral Category	Tonnes (000’s)	Gold (g/t)(6)	Silver (g/t)(6)	Gold Equivalent (g/t)(6)	Gold Ounces (000's)	Silver Ounces (000's)	Gold Equivalent Ounces (000)(2)
Summary - Measured & Indicated
Total Measured	14,450	0.20	9	0.36	94	4,171	169
Total Indicated	23,262	0.48	16	0.76	358	11,782	572
Total Measured & Indicated	37,712	0.37	13	0.61	451	15,953	741
Summary – Inferred
Total Inferred	36,460	2.07	104	3.96	2,431	121,789	4,645

Notes to Mineral Resources and Reserves Tables:

1.

Gold equivalent calculations use the Reserve metal prices of $1025/oz for gold and $16.60/oz for silver for a gold-to-silver ratio of 61.75:1 . Individual process recoveries are not factored into the gold-to-silver ratio calculation.

2.

Gold equivalent calculations use the Resource metal prices of $1250/oz for gold and $22.75/oz for silver for a gold-to-silver ratio of 55.00:1. Individual process recoveries are not factored into the gold-to-silver ratio calculation.

3.

These Mineral Resources are in addition to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability when estimated using Mineral Reserve assumptions.

4.

Reserves have been estimated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. In addition, while the terms “Measured”, “Indicated and “Inferred” Mineral Resources are required pursuant to NI 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and Mineral Resources disclosed in accordance with the requirements of the SEC. Investors should understand that “Inferred” Mineral Resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of Gammon’s Mineral Resources constitute or will be converted into Reserves.

5.	Mineral Reserves and Resources have been estimated as at December 31, 2010.
6.	Grade represents an average, weighted by reference to tons of ore type where several recovery processes apply.
7.	The metallurgical recovery applicable at each property and the cut-off grades used to determine Reserves as at December 31, 2010 are as follows:

Mine	Au Metallurgical Recovery (%)	Ag Metallurgical Recovery (%)	Cut-off Grade g/t
Ocampo Open-Pit Mill	95	82	>1.70
Ocampo Open Pit Leach	82	72	>0.17-1.70
Ocampo Underground	95	82	1.80
El Cubo	90	88	1.86

All ores at Ocampo demonstrate similar metallurgical recoveries regardless of whether oxides are sulfides.

8.	The Ocampo Open Pit strip ratio is 2.7:1.
9.	The basis for the Reserve estimation is the Whittle pit optimization methodology.
10.	Sums may not add to totals due to rounding.
11.	The following are the Qualified Persons responsible for Mineral Reserve and Mineral Resource estimates as at December 31, 2010:

Property	Qualified Person
El Cubo	Glenn R. Clark, P.Eng, Principal, Glenn R. Clark & Associates
Ocampo	Ramon Luna, P. Geo, Director, Servicios y Proyectos Mineros de México S.A. de C.V.
Guadalupe y Calvo	Barton G. Stone, C.P.G., Chief Geologist, Pincock Allen & Holt,
Mark G. Stevens, C.P.G, former Pincock, Allen & Holt employee,
Clarence J. Wendt, P. Geo, Consulting Geologist, former Pincock, Allen & Holt employee

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2010 ANNUAL INFORMATION FORM

Sampling and Analysis, Data Verification

An analytical quality assurance program has been established for all of the Company’s mineral properties to control and assure the analytical quality of assays in all of the Company’s exploration programs. This program includes the systematic addition of blank samples, duplicate samples and certified standards to each batch of samples sent for analysis to commercial accredited laboratories. Blank samples are used to check for possible contamination in laboratories, duplicate samples quantify overall precision, while certified standards determine the analytical accuracy. The split core samples are sent directly from the project sites to ALS Chemex, an ISO accredited laboratory with facilities in Hermosillo, Mexico (or another internationally certified laboratory) that performs gold and silver analyses at its laboratory in Vancouver, British Colombia, Hermosillo, Mexico, or Reno, Nevada. The Company also uses its onsite laboratory at Ocampo for the analysis of mine channel samples, ore-control samples, and some exploration drilling samples. Standard quality assurance programs are performed at the Ocampo laboratory, and in addition, check samples are sent to commercial accredited laboratories for additional confirmation.

Uses of Gold

Product fabrication and bullion investment are two principal uses of gold. The introduction of more readily accessible and more liquid gold investment vehicles (such as gold exchange traded funds) may further facilitate investment in gold. Within the fabrication category, there are a wide variety of end uses, the largest of which is the manufacture of jewelry. Other fabrication purposes include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Markets, Sales and Refining

Gold and silver can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Since there are a large number of available purchasers, the Company is not dependent upon the sale of gold or silver to any one customer or group of customers. The Company currently does not have any long term refining sales contracts in place.

Employees and Labour Relations

As at December 31, 2010, the Company had approximately 101 direct full-time employees, and 2,063 individuals employed on a contract basis.

Despite generally good labour relations, recent increased demand for skilled workers in the resource industry has led to employee turnover at certain of the Company’s operations. This competition for qualified employees may lead to workforce shortages.

Cycles

As a mid-tier mining Company and a growing producer of gold and silver, the Company, in general, is subject to the cyclical nature of gold, silver and the metals markets.

Competitive Conditions

Competition in the precious metals mining industry is primarily for mineral-rich properties that can be developed and produced economically; for technical expertise to find, develop, and mine such properties; for the labour to operate the properties; and for the capital to finance development of such properties. Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a world-wide basis, and some companies have much greater financial and technical resources than the Company.

The Company competes with other mining and exploration companies in connection with the acquisition of mining claims and leases and in connection with the recruitment and retention of qualified employees; see “Employees and Labour Relations”. There is significant competition for mining claims and leases and, as a result, the Company may be unable to continue to acquire attractive assets on terms it considers acceptable.

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2010 ANNUAL INFORMATION FORM

Environmental Protection

There are no known environmental issues that may impact the mineral properties. The Company will be obliged to carry out site reclamation on its current properties at the end of their mine life, and expects to be able to finance the same from the revenues generated by such projects.

Foreign Operations

The Company’s mineral properties are located in Mexico and California, United States.

MINERAL PROPERTIES

The Ocampo Mine

Property Description and Location

The Ocampo Mine is located approximately 235 kilometres west southwest of the state capital, Chihuahua, within the Ocampo Municipio, in the State of Chihuahua, Mexico.

The Ocampo property is currently comprised of 6 exploitation concessions covering a total of 11,245 hectares. The concessions have various expiration dates ranging from December 04, 2015 to October 17, 2057. During 2009, two more new concessions were acquired totaling 1,008 hectares. During 2010, an additional concession of 84 hectares was acquired.

Seven of the concessions (covering 120.6 hectares) are subject to a royalty and certain contingent payments under an agreement with Compania Minera Brenda, S.A. de C.V. (“Brenda”) dated February 21, 2003 (the “Minera Fuerte Buy-Out Agreement”) and 13 of the concessions (covering 211.8 hectares) are subject to a contingent payment owed to Compania Minera Global, S.A. de C.V. (“Global”); see “Royalties and Contingent Payments.”

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2010 ANNUAL INFORMATION FORM

Forty-seven of the concessions (covering approximately 3,566 hectares), including the ones referred to above, are subject to a pledge in favour of The Bank of Nova Scotia that guarantees the obligations acquired by the Company and Mexgold deriving from a credit agreement dated October 14, 2005 and its amendments.

In April 2010, Gammon Lake de Mexico signed an exploration contract with Mexicana de Cananea, known as Venus, for 4 concessions (covering 4,491 hectares) near Ocampo, with a 4 year purchase option for $7,000,000.

In August 2010, Gammon Lake de Mexico signed an exploration contract with Minera Valdez Gold, known as Los Jarros, for 8 concessions (covering 43,258 hectares) near Ocampo, with a 4 year purchase option for $2,500,000.

All of the concessions are held by the Company’s indirect wholly-owned subsidiary, Gammon Lake de Mexico.

The concessions are for mineral rights only and the Company has secured the surface rights in the current areas of interest. On March 20, 2002, Gammon Lake de Mexico and Minerales de Soyopa, S.A. de C.V. (“Soyopa”) entered into a surface rights lease with the Common Land (Ejido) Commissariat covering the mining concessions of Gammon Lake de Mexico and Soyopa. This agreement covered approximately 2,000 hectares. The agreement was to be in effect for 30 years for the initial and only payment of $20,000.

In May 2009, Gammon Lake de Mexico obtained surface control of 4,275 hectares through a land acquisition expropriation procedure validated by both the Ejidos and the Mexican authorities; this was finalized by the Company successfully obtaining the Presidential decree of expropriation. The total price paid for this land was approximately $1,000 per hectare. As a result of this acquisition, the surface rights lease mentioned above has since been nullified as Gammon Lake de Mexico is the new owner.

Outside of the Ocampo project area, Gammon Lake de Mexico has control of 4 concessions located in the vicinity of Chinipas, South of Ocampo, that covers 1,242 hectares.

It should be noted that some small concessions held by others exist within the Company’s concession blocks. These concessions are not in areas of significant mineralization and are not expected to materially and adversely impact the Ocampo Mine.

The Company currently has all necessary permits for exploration and for commercial mining activity on these concessions.

Minimum Investment / Assessment Work 2010

To keep the concessions in good standing, a minimum investment or assessment work (“MI”) must be made or filed (as the case may be) each year. The amount of the MI varies based on the size, age and type of the concession. The required MI changes annually with the Department of Mines publishing a new list at the end of each year and it varies with the consumer price index.

It is possible to group concessions together and carry forward the excess work from previous years. The current work programs coupled with the past work by the Company should satisfy the minimum requirements for many years.

For exploitation concessions, the annual amount of MI only varies with the size of the concessions. The smallest concessions of up to 30 hectares only have a requirement of 49.02 pesos per hectare or approximately $3.97 per hectare. Thirty-four of the concessions are in that category. As the size of concessions increase, the MI increases. For 30 to 100 hectares, the annual MI is 98.05 pesos or approximately $7.94 per hectare. Five of the concessions fall into that category. The concessions that are greater than 100 hectares have a fixed fee per concession plus an amount per hectare. Gammon has 2 concessions just over 100 hectares and the average MI is 203.87 pesos per hectare for the 105 hectares concession or approximately $16.52 per hectare and 203.65 pesos per hectare for the 108 hectares concession or approximately $16.50 per hectare. The largest concession of 1,657.92 hectares has an MI of 787.13 pesos per hectare or approximately $63.77 per hectare.

The average MI on the Company’s 3,563 hectares of exploitation concessions is currently 472.80 pesos or approximately $38.31 per hectare totaling $136,485.

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2010 ANNUAL INFORMATION FORM

MINIMUM INVESTMENT / ASSESSMENT WORK FOR EXPLOITATION CONCESSIONS

SURFACE RANK (HECTARES)	FIXED ANNUAL FEE (PESOS)	ADDITIONAL ANNUAL FEE PER HECTARE (PESOS PER HECTARE)
Up to 30	0.00	49.02
>30 up to 100	0.00	98.05
>100 up to 500	817.05	196.09
>500 up to 1,000	2,451.15	392.18
>1,000 up to 5,000	4,902.30	784.37
More than 5,000	17,158.05	1,568.74

Mining Duty (Tax)

The rate of the mining duty (“MD”) depends exclusively on the age of the concession. The following are the current rates of mining duties and could be changed by the Government at the beginning of any year depending mostly on the existing economic situation and such variations shall be published at the Official Gazette of the Federation. The MD is due twice each year in both January and July.

MD RATES 2010 (in Mexican Pesos per Hectare):
During the first year and 2nd year	5.08
For the 3rd and 4th year	7.60
For the 5th and 6th year	15.72
For the 7th and 8th year	31.62
For the 9th and 10th year	63.22
From the 11th year	111.27

The rates are effective if paid during January and July; however if the payment is delayed, penalties and actualizations are accrued every month as published in the “Official Gazette of the Federation” of the Mexican government.

Most of the Ocampo Mine mining concessions are subject to the highest rate of 111.27 pesos per hectare; however, there are some others, including new ones that are subject to different rates. The average rate of MD for the exploitation concessions is 55.20 pesos per hectare.

The total MD for the Ocampo Mine concessions was approximately 1,407,844 pesos or $114,063 for 2010.

Royalties and Contingent Payments

Compania Minera Global, S.A. de C.V. (“Global”)

On July 17, 2000, the Company entered into an agreement with Global for consulting services to assist in the negotiations of an agreement with Soyopa to secure the right to acquire the then remaining fifty-one percent (51%) interest in the Ocampo property. As part of the consideration for the successful negotiation and execution of the agreement between the Company and Soyopa, the Company agreed that if it should subsequently sell the lands, claims and concessions described in the agreements, the Company shall be required to pay Global $1,000,000.

Minera Fuerte Mayo, S.A. de C.V. (“Minera Fuerte”) /Compania Minera Brenda, S.A. de C.V. (“Brenda”)

During the year ended December 31, 2008, a contract addendum was signed which eliminated the clause containing the percentage of profits payable up to a maximum of $2,000,000, and instead the Company agreed to pay Brenda a total of $2,000,000 for the group of claims. The Company had previously paid $1,205,000 and during the current year, the Company paid a further $795,000 resulting in a balance payable at December 31, 2010 of $Nil.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property can be accessed by two highways, Federal Highway 16, a major transportation route through the northern Sierra Madre Mountains, of which the last 27 kilometres of road is a government maintained gravel road from Cahuisori, or Highway 16, a government maintained gravel road from Mycoba to Morris then east to Ocampo. The State of Chihuahua has two international airports located at the cities of Ciudad Juarez and Chihuahua. A railhead is present at La Junta, approximately 125 kilometres east of Ocampo.

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2010 ANNUAL INFORMATION FORM

The required water for the mining operations is supplied by a combination of rainfall runoff water catchments and ground water wells. Power for the mining operations is 100% supplied by 7 MW and 13MW, 33KV power lines coming into the property. The 13 MW power line was commissioned in July 2009. Incoming power is supplied by CFE, the government generator and distributor of electricity. In addition to the grid lines, the Company has standby diesel generators capable to supplying all of its production requirements should there be a loss of power on one of the incoming lines. The town of Ocampo is in the eastern portion of the project area. It has an estimated population of 500 people and is the seat of the municipal government and has recently been connected to the National Electrical grid. An adequate workforce that is familiar with mining is present in the State of Chihuahua.

Mining and forestry are the major industries in the area.

The cool winters and mild summers are typical of the temperate climate in the area. The rainfall is erratic and mainly occurs during the summer rainy season. Snow does occur sporadically in the winter. The average annual precipitation is approximately 845 millimetres. The weather conditions should not affect the planned operations.

The Ocampo property is within the Sierra Madre Occidental (the “SMO”) physiographic province. This province is mountainous; however, there are features that suggest an incised plateau rather than a true mountain range. The property area ranges in elevation from 1,600 metres to 2,200 metres and is located near the eastern edge of the barranca (canyon) country.

The steep sided canyon at the Town of Ocampo limits the area available for town expansion.

There was adequate space on Gammon’s mining concessions for the plant, tailings pond and other necessary facilities at the Ocampo Mine.

History

Gold and silver have been produced from the Ocampo area since the second half of the 19th century. In 1912, shortly before the Mexican Revolution, the chief engineer of Sierra Consolidated, Robert Linton, estimated that up until that time, the total production of gold and silver from Ocampo had exceeded $100,000,000. More up to date estimates are not available. Major production gave way to small scale operators and gambesinos from the 1940's to the 1990's. With the easing of foreign ownership restrictions for the mining sector in the late 1990's, the Ocampo area saw exploration by the joint venture partners of Soyopa (Mogul Mining NL with 59 drill holes and 6,288 metres drilled in 1997 and Augusta Resources Corporation with 11 drill holes and 1,677 metres drilled in 1999). In 1999, the Company entered into its first agreement with Soyopa and proceeded to consolidate its holdings in the area over the subsequent years.

Geological Setting

The Ocampo property is located in the Sierra Madre Occidental (SMO) physiographic / geologic province. The SMO is an extensive physiographic province that is composed largely of volcanic rocks that have been intruded by plutonic rocks, which overlie a Precambrian through Cretaceous basement. The basement rocks are rarely exposed and poorly known. This province extends from the center of Mexico to the border of the United States.

Volcanic stratigraphy in the SMO has been broken into two main groups consisting of the Eocene – Oligocene Lower Volcanic Group (“LVG”) and the Oligocene – Miocene Upper Volcanic Group (“UVG”). LVG rocks dominate the project area and consist of a basal continental conglomerate, overlain by a calc-alkaline series of volcanic rocks: andesite – dacite – rhyodacite – rhyolite, although not deposited in that order. These rocks have been intruded locally by diorite dikes and rhyodacite domes. The LVG stratigraphic sequence consists of, from oldest to youngest:

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2010 ANNUAL INFORMATION FORM

Navosaigame Formation:	Clast-supported conglomerate with lesser sandstone and arkose, and minor dacite lavas.

Victoria Formation:	Flow-banded rhyodacite lavas and monolithologic breccias believed to be correlated to similar lithology at the Pinos Altos District 12 kilometres to the NE.

El Salto Formation:	Greater than 300 metres thick sequence of plagioclase-hornblende dacitic volcanic breccia and lithic tuff.

Ocampo Andesite:	Greater than 250 metres thick plagioclase-hornblende-pyroxene andesite with many textural varieties and possible high-level intrusions.

San Ramon Formation:	Up to 50m thick epiclastic sandstones, feldspathic arenites, and sedimentary breccias overlying the Ocampo Andesite.

Santa Eduviges Formation:	Up to 200 metres thick unit of non-stratified dacitic porphyritic flow breccia.

The Ocampo Andesite, San Ramon Formation, and Santa Eduviges Formation are the major hosts to mineralization within the Ocampo district.

The LVG is overlain by rhyolite and rhyodacite tuffs of the Upper Volcanic Group, and are believe to be post-mineral in age. These are predominantly ash-flow tuff units deposited by vast eruptions in late Oligocene to Miocene time.

The major structural feature of the Ocampo camp is brittle transtensional faulting that has tilted the LVG as well as the UVG gently to the east in repeated domino-like fashion. The major faults strike NW, with conjugate faults striking WNW, NE, and N-S. All of these fault directions have been found to be mineralized with gold-silver at least locally.

Mineralization

Mineralization at Ocampo consists of low sulfidation epithermal veins that are common in the SMO gold-silver province. Until this year the operations at Ocampo were centered in two general areas: the Northeast area (the “Northeast Area”) which has the underground mine, and the Plaza de Gallos - Refugio Trend (the “PGR Trend”) that contains the open pit mines. During this year a third operation, the Santa Eduviges Mine began production - this lies below the open pits in the PGR trend. The property is characterized by mountainous terrain that contains numerous veins, within which there are high-grade ore shoots, often of very high grade. Gold-silver mineralization has been documented over a vertical extent of over 800 metres, although no one ore shoot has a vertical dimension greater than 350 metres. The highest outcrop of mineralization, at the PGR area, occurs at an elevation of 2,150 metres; and the lowest drill intersection of mineralization, on the San Juan Veins at 1,360 metres elevation.

The PGR trend mineralization consists of a major west-northwest trending vein system that cuts a series of conjugate northwest trending veins and hydrothermal breccias. The intersections of these veins are the locus of wide zones of mixed bonanza-grade and low-grade gold-silver mineralization that occur in a geometry, favorable for open-pit mining. The Northeast Area is a complex zone with veins striking in numerous directions: northwest, north-south, and northeast. To date the northeast-striking veins have the highest grades (San Juan, Balvanera, and San Amado being examples). The geometry and grades of mineralization in the Northeast Area are favorable for underground mining.

Exploration & Drilling

The Company has been actively exploring the Ocampo area properties since 1999. Exploration activities have consisted of geological mapping, sampling both on surface and underground, diamond drilling and reverse circulation drilling from the surface, diamond drilling from underground, and test mining. The Company completed extensive drilling at the Ocampo Mine property during the year, completing 751 drill holes for a total of 137,393 metres. The drilling at Ocampo was divided into 400 surface holes for 73,266 metres, and 351 underground drill holes for 64,127 metres. All but one surface drill hole was diamond drill core. The one exception was one 250 metre-deep reverse circulation hole. At the beginning of the year, it was determined that the reverse circulation drilling that had been used in much of the previous work was becoming less cost-effective, and considering that it provides less geologic detail, a decision was made to drill only core during 2010. By the end of 2010, the entire drill database from Ocampo consisted of 2,954 drill holes for 523,889 metres, of which 510,658 (97%) was drilled by Gammon Gold, and 13,231 metres (3%) was drilled by other parties.

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2010 ANNUAL INFORMATION FORM

The primary goal of the underground drilling was to extend known vein resources in the North East underground mine, both along strike and down dip below existing ore shoots, and to delineate resources in the Santa Eduviges vein directly under the operating pits. The drilling information from the underground workings are compiled digitally and used to create three-dimensional volumes to constrain the mineralization, and thereafter a geostatistician estimates the resources and reserves from these volumes. The numerous additions to the Company’s reserves at Ocampo is a direct result of this work. The aggressive drilling program is planned to continue in 2011, as many of the known ore deposits in the district are open to expansion, and there are numerous new areas to expand drilling where new resources or reserves might be delineated in the future. This ongoing program is normal in-mine exploration and development that is to be expected in an underground mine.

The 2010 Ocampo surface brownfields exploration program (exploration on Company properties beyond the existing Resources) had the following objectives during the year:

1.

To complete a high-quality detailed geologic mapping over areas of interest that were identified by the project-scale work completed last year, as well as on exploration targets identified by the ongoing surface geochemical program;

2.	To complete extensive exploration geochemistry to define veins and alteration features with anomalous metals that could be considered targets for exploration drilling;
3.	To drill any known and any newly-defined exploration targets defined by these programs; and
4.	To produce three-dimensional resource models of mineralization discovered during the year.

Ocampo surface exploration included some in-fill drilling in the open pits, and extensive new discovery drilling on targets outside of present resources. Surface drilling was directed at 26 distinct targets over the year, although 14 of these comprise over 82% of the meterage, as shown below:

TARGET	HOLES	METRES	PERCENTAGE
SANTA JULIANA	53	11,972	16%
ALTAGRACIA	33	8,659	12%
SANTA LIBRADA	34	7,708	11%
PICACHO DEEPS / SAN RAMON	14	5,834	8%
BELEN	26	4,925	7%
LAS MOLINAS incl. MOLINAS SW	21	4,260	6%
EL RAYO	12	2,935	4%
POLVORIN	15	2,724	4%
STOCKWORK HILL	13	2,641	4%
BALVANERA	20	1,893	3%
LOS MONOS	12	1,633	2%
AVENTURERO	17	1,234	2%
LA LEONA	6	1,156	2%
RESURECCION	9	1,098	1%
OTHER	115	14,594	18%

As a result of this work, new resources and reserves were identified, drilling discovered mineralization at numerous areas that merit further work, and the surface mapping and geochemistry program had identified numerous new exploration targets over large parts of the Ocampo Mine properties. These results have been published in public news releases on March 30, 2010, May 5, 2010, December 9, 2010, and February 7, 2011. Based on this success in identifying new target areas, the Company has planned an aggressive surface exploration drilling program at Ocampo in 2011; see “Current Exploration and Development Activities”.

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2010 ANNUAL INFORMATION FORM

Sampling Methods, Analysis, Quality Control and Quality Assurance

Underground channel samples are generally collected every 1.5 metres along exploration and development drifts. Samples are collected from the backs or roofs of workings, and generally consist of 6 to 8.5 kilograms for each 1 metre of sample. Maximum sample length is generally 1.5 metres and minimum sample length is generally 0.5 metres except when unusual conditions are encountered. The samples are collected in heavy-gauge plastic bags and sealed.

Core samples from drilling are delivered in standard core boxes with the core runs marked therein. Samples are photographed, logged and marked, and then split using a hydraulic splitter to obtain half of the core in potentially mineralized zones. Maximum core length of samples is 2.5 metres and minimum core length is 0.3 metres. The split samples are collected in heavy-gauge plastic bags and sealed.

The Company sends exploration drilling samples to ALS Chemex laboratories in Hermosillo, Mexico, and also to the Company’s on-site laboratory depending on availability. Underground channel samples are normally sent to the Company’s on-site laboratory for analysis. For samples processed at the Company’s on-site laboratory, the samples are transported by Company personnel to the laboratory where the samples are crushed, split, and a 300 gram subsample is ground to -100 microns in a ring-and-puck pulverizer. From the pulverized pulp, a 30 gram subsample is split and used for fire assay with gravimetric finish to determine gold and silver content.

Samples sent to ALS Chemex laboratory in Hermosillo are packaged in rice bags, sealed with wire, and either picked up by the laboratory’s truck, or shipped via private courier. The analytical procedure used by ALS Chemex for gold is to crush the entire sample to -2mm, split out a 200 gram subsample, then pulverize the split to -75 microns. From this pulverized pulp, a 30 gram subsample is split and then assayed for gold by conventional fire assay with an atomic absorption finish, and for silver using a four-acid digestion with an atomic absorption finish. These procedures are standard industry practice for these types of ores.

During the year, the Company added staff to improve its quality control and quality assurance programs, especially the monitoring of assays from the commercial laboratory. As part of the program, control pulp samples, analytical blanks and duplicates are inserted at a rate of one of every 20 drill samples as a check on laboratory accuracy and drift. A monthly report on quality control and quality assurance is prepared, and review of the control samples has shown the lab work to be reliable and reproducible.

Mining Operations

The Ocampo property consists of (i) two underground mines, the Northeast operation and the Santa Eduviges operation, which each use standard underground mining equipment and are designed to produce a combined 2,000 tonnes of ore per day and (ii) an open pit mine producing approximately 12,000 tonnes per day of mill and heap leach ore.

The Open Pit Mine

Open pit mining at Ocampo utilizes 6 metre benching, with excavation in 3 metre lifts (split benching) in select ore areas. The mining operation currently consists of three open pits mined in sequence. Over the mine life, five pits will be mined. High grade ore is crushed and sent to the mill (described below). Lower grade ore is crushed then stacked on the heap leach pad. Ore on the heap is leached with barren cyanide solution, and pregnant heap solution is pumped back for processing in the recovery plant, which uses the Merrill Crowe process for extracting the gold and silver from the leach solution.

The open pit mine was originally expected to have a mine life of seven years, with reduced production in the seventh year. Based on the updated Mineral Resource and Mineral Reserve estimate disclosed in this Annual Information Form, the Company estimates that the open pit mining and leaching complex, after four years of production, is expected to have a mine life of over ten years.

The Underground Mine

The Company is utilizing a combination of long hole and cut and fill mining methods at the Ocampo underground mine. Engineering, design and construction was completed for a 550,000 tonne per year (1,500 tonnes per day) conventional Merrill Crowe precious metals recovery plant, including two stage crushing and screening, fine ore storage, rod and ball mill grinding, thickening, leaching and recovery systems, and tailings impoundment. The underground mine is operated using standard trackless underground mining equipment and is ramping up to a production level of 2,000 tonnes of ore per day. The mill has since been expanded to approximately 3,200 tonnes per day, with the addition of another ball mill, crushing capacity, two additional filter presses, and additional leaching and thickening capacity. Gold and silver concentrate recovered from the recovery plant are poured into doré bars. Bars are cooled, cleaned, and then moved to a storage vault pending sale and shipment to a third party refiner.

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2010 ANNUAL INFORMATION FORM

The underground mine was originally expected to have a mine life of six years, with reduced production in the sixth year. Based on the updated Mineral Resource and Mineral Reserve estimate disclosed in this Annual Information Form, the Company estimates that the underground mine will have additional mine life of ten years, after already having completed four years of production.

Current Exploration and Development Activities

Based on the results received during 2010, the Company has planned to complete 7,900 metres of exploration drifting and 120,450 metres of underground core drilling in the main Ocampo underground mine. The Company has had six core drill rigs drilling underground during the first quarter of the year.

The 2011 Ocampo surface exploration program plan includes drilling a minimum of 14 identified exploration targets using five surface core rigs, for planned meterage of 38,600 metres for the year. This work is planned for both near-mine exploration targets (such as Balvanera, Aventurero, and Belen), as well as new targets beyond present mine infrastructure (such as Altagracia, Los Monos, and Cerro Colorado targets). The intent of this work is to expand known vein deposits, as well as to test new exploration targets that have not been drilled.

The El Cubo Mine

Property Description and Location

The El Cubo Mine is located adjacent to the village of El Cubo in central Mexico. El Cubo is approximately 10 kilometres east of the City of Guanajuato, which is the capital city of the State of Guanajuato, approximately 275 kilometres northwest of Mexico City.

Minera El Cubo holds a 100% interest in 61 mining concessions covering approximately 8,144 hectares. The concessions have various expiration dates ranging from September 8, 2011 to March 8, 2057.

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2010 ANNUAL INFORMATION FORM

The concessions are free of liens or encumbrances, except that: (i) one of the concessions (covering 374.46 hectares) is subject to a right of way agreement with Minera Las Torres (“Las Torres”), a subsidiary of Industrias Peñoles which is now under lease by Minera El Cubo; and (ii) 4 of the concessions (covering approximately 31 hectares) are subject to a lease contract since 1941.

In addition, El Cubo leases the Las Torres Mine complex that is adjacent to the El Cubo Mine; see “Las Torres Lease” section below. The Las Torres property consists of 47 mining concessions covering 5,999 hectares and surrounds the main operating portions of the El Cubo property. The Peregrina Mine portion of the Las Torres property (consisting of 12 concessions covering approximately 1,410 hectares), and covers the extensions of the mineral trend that is being mined at El Cubo. The Las Torres complex consists of the Los Cedros Mine, positioned on the southwest end of the Veta Madre and the Peregrina Mine, located on the northwest end of the La Sierra Structure. The Las Torres concessions have various expiration dates ranging from September 22, 2011 to September 29, 2053. The concessions are for mineral rights only. El Cubo and Las Torres have secured the surface rights in the current areas of interest.

In order to engage in exploration and commercial mining activities, an environmental permit is required. Minera El Cubo currently has all necessary environmental permits for exploration and for commercial mining activity on these concessions.

Las Torres Lease

Pursuant to the lease agreement with Las Torres, Minera El Cubo has the right to explore, develop and mine the Las Torres property for a period of 5 years, which expired in September 2009. In September 2009, this contract was renewed for 3 years expiring September 2012, with the right to renew at that time. Annual lease payments total $720,000. In addition, Minera El Cubo is required to pay a 3.5% net smelter return on all gold and silver sales equal to or above $350 per ounce of gold, $5.50 per ounce silver, with a minimum annual royalty of $240,000 for production from the Las Torres properties. The royalty declines on a sliding scale to a 3.0% net smelter return for sales of gold and silver at or below $300 per ounce gold and $5.00 per ounce of silver.

In addition, the Company is required to pay $20.00 per gold equivalent ounce for each ounce processed at the Las Torres mill from existing El Cubo claims. This payment, combined with the annual rent and minimum royalty payment discussed above must total a minimum of $2,000,000 per year. In connection with the agreement, the Company has issued a letter of credit in the amount of $1,000,000 to Las Torres.

Minimum Investment and Mining Duty (Tax) 2010

All concessions are subject to an annual minimum investment and an annual mining tax that must be paid to keep the concessions in good standing. The amount of the minimum investment or assessment work varies based on the size, age and type of the concession, and changes each year with the Department of Mines publishing a new list at the beginning of the year, and varies with the consumer price index. The rate of the mining duty depends on the concession type and the age of the concession. The rate changes each semester with the Department of Mines publishing the new rates in January and July. The mining duty is due in both January and July. The following table sets out the total mining duty required annually to keep the El Cubo and Las Torres concessions in good standing:

Concessions	Mining Duty (US$)
El Cubo mining concessions (8,144 hectares)	110,543.39
Las Torres leased mining concessions (5,999 hectares)	98,517

Minera El Cubo will be able to satisfy the minimum investment and assessment work requirements based on its current work programs and past work completed.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

El Cubo is approximately 10 kilometres east of the City of Guanajuato, which is the capital city of the State of Guanajuato. Guanajuato City is approximately 275 kilometres northwest of Mexico City.

The area is accessible by daily plane service to the Leon airport (45 kilometres west of Guanajuato), directly from the United States and many parts of Mexico. The Village of El Cubo surrounds the vacated El Cubo Mine offices and the Level 4 adit. This village supplies some of the work force; however, the majority of the workers come from Guanajuato and other surrounding villages. An adequate workforce that is familiar with mining and the necessary support facilities are present in the region. The El Cubo Mine is connected to the national electrical grid. The required water is supplied from the mine, recycled water from the tailings impoundment facilities, and from Minera Las Torres water rights.

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2010 ANNUAL INFORMATION FORM

The city of Guanajuato, and its surrounding mines, is located in an arid, mountainous area at an elevation of approximately 1,996 metres (6,550 feet) above sea level. Although it is the capital of the State of Guanajuato, it is only the fifth-largest city in the State. Based on the 2005 census, the population of Guanajuato is 70,798, though there are larger, contiguous, communities. The cool winters and mild summers are typical of the temperate climate in the area. The rainfall mostly occurs during the summer season, June to September. The annual precipitation is approximately 726 millimetres. Winter night temperatures from mid-December through January fall to 7-10°C with the daytime temperature in the low 20°C range. Snow rarely falls in the area although it has been known to occur in the higher elevations of this mountainous area. Local wildlife includes rabbits, squirrels, snakes, lizards, skunks, deer, and a variety of birds. Cows, horses, and burros commonly roam the hills. Typical vegetation includes various types of cactus and shrubs, eucalyptus and pine trees.

History

Silver and gold have been mined in the Guanajuato area for approximately 450 years, starting in 1548 with the discovery of the La Luz Structure. The El Cubo property has been active since the 17th century. The total production from the Guanajuato District is estimated at approximately 6,000,000 ounces of gold and 1,200,000,000 ounces of silver. The Sierra Structure, which includes the El Cubo Mine and the adjacent Peregrina Mine (part of the Las Torres complex), accounts for a large part of the gold that has been mined in the district – in the order of 2,000,000 ounces of gold and 80,000,000 ounces of silver.

In their current form, the El Cubo Mine and the adjacent Las Torres complex were acquired and leased, respectively, by Mexgold in 2004.

Geological Setting and Mineralization

The Guanajuato mining district encompasses an area of 20 kilometres x 16 kilometres with the city lying within the district. There are three main northwest trending vein systems that from west to east are known as La Luz, Veta Madre and La Sierra systems. These systems are generally silver rich with gold-to-silver ratios typically ranging from 1:30 to 1:400 and average 1:200 over the history of the district. The Sierra vein system is anomalous in the district in that the gold-to-silver ratio is on the order of 1:40, suggesting that this vein system actually tapped different ore solutions than the Veta Madre and La Luz systems. The known vertical extent of the economic grade mineralization varies from vein to vein, with the greatest extents being on the order of 700 metres.

The eastern part of the Guanajuato Mining District, where El Cubo is located, is underlain by a volcanic-sedimentary sequence of Mesozoic to Cenozoic age rocks. Mesozoic rocks consist of the Jura-Cretaceous Esperanza Slate, and the Cretaceous La Luz Andesite. These are the main host rocks for the La Luz Vein in the NW part of the Guanajuato district, but are only exposed in the lowermost levels of the Peregrina Mine workings on the Sierra Vein system.

The Mesozoic rocks are overlain by the Guanajuato Conglomerate – a >1,000 metres thick body of continental molasse deposits, and thereafter by a sequence of calc-alkaline volcanics that from bottom to top consist of:

Loseros Tuff:	30 metre bed of green andesitic tuffs;

Bufa Rhyolite:	Up to 300 metres thick rhyolite – rhyodacite ash flow tuffs;

Calderones Fm:	Up to 250 metres thick andesitic airfall, volcaniclastic, and less ash-flow tuff with epiclastic interbeds;

Cedros Andesite:	Up to 250 metres of andesite flows with less tuffs;

Chichindero Rhyolite:	Up to 300 metres thick rhyolite flows and domes.

These volcanic rocks have been intruded by a rhyodacite lacolith – sill complex called the Peregrina Intrusive, as well as minor intermediate dikes and sills.

The veins at El Cubo and the Veta Madre are found in all of the formations from the Calderones Fm. downward, but the most productive ore-bodies are generally hosted by the Guanajuato Conglomerate and Bufa Rhyolite. The deposits occur as open-space fillings in fracture zones or impregnations in the locally porous wall rocks. Highest grades are statistically associated with fine collaform banding and bladed calcite texture replaced by quartz, both textures indicative of boiling.

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2010 ANNUAL INFORMATION FORM

There are over 56 individual veins within the El Cubo complex that are included within the mineral resource estimations. Within the El Cubo Mine area, these mineralized veins are known to occur from an elevation of 2,650 metres down to an elevation of 1,825 metres. In the adjacent Las Torres Mine, the veins are developed down to an elevation of approximately 1,600 metres.

The principal productive structure of the Sierra System is the Villalpando Vein. It strikes NW and is generally steeply dipping on the order of 75°, and varies from approximately 0.7 metres to 12 metres in width with an average width of 1.2 metres. However, there are many other veins in the El Cubo Mine, and the Company has reserves on 45 individual vein segments throughout the property. Vein splits off Villalpando are locally important and there are important veins striking E – W and ENE. The Dolores Vein is a parallel NW-striking vein that occurs some 400 metres west of the Villalpando and was the site of one of the first discoveries in the Sierra Vein system. Another NW-striking feature is the El Cubo Fault, which consists of a 45º - westward dipping fault subparallel to, and about one km west, of the Villalpando Vein – this fault is locally mineralized with Au-Ag and has shown drill intercepts above present mine cut-off grade in some historic drill holes. Another important vein in the district’s history is the Veta San Nicolas which was discovered in the 1980’s. This vein strikes E – W, nearly perpendicular to the Villalpando and produced very high grade ores on the magnitude of 10 gpt Au + 200 gpt Ag. Although this vein is nearly mined-out at present, exploration continues to search for similar E-W striking veins that could be similarly productive. The Villalpando Vein has an average gold-to-silver of 1:100 while the cross veins average a gold-to-silver ratio of 1:20 or 1:40, making them attractive targets for higher gold production.

Exploration and Drilling

To date, all drilling completed at El Cubo has been diamond core. Surface diamond drilling was suspended at El Cubo from 2008 until mid-2009, while a major geologic mapping and lithogeochemical sampling program was undertaken to develop new exploration drill targets. The work led to development of a clear exploration model, and application of this model to the mapping and geochemical work had identified over 15 lineal kilometres of favorable structures by July of 2009. After prioritizing these targets, the Company planned an aggressive 44,000 metres drill program for 2009 and 2010, to test the ore potential of these exploration targets and began drilling in September 2009 with one core rig. During 2009, the Company completed 11,649 metres of core drilling. In 2010, the drilling rate was increased and eventually the company had five surface core drill rigs working until the operations were shut down by a labor action in the first week of June. At the time of shut-down, the surface exploration program had completed 18,388 metres of drilling and had tested targets at Dolores, Capulin, Villalpando Sur, Villalpando Gap, Puertocito, and La Cruz. All of these targets, except the Villalpando Gap target, produced drill intercepts that would meet current underground cut-off grades. The drilling results at the Dolores and Capulin targets were converted into Measured and Indicated Resource for the Company. Based on the success of this program, the Company will resume the exploration drilling program in 2011.

Sampling Methods, Analysis, Quality Control and Quality Assurance

Channel samples are collected generally every 2 metres along exploration and development drifts. Samples are collected from the backs and generally consist of 1 kilogram for each 1 metre of sample. The maximum sample length is generally 1 metre and minimum sample length is generally 0.2 metres. The samples are collected in plastic sample bags and sealed. Mine channel samples are transported to the Company’s assay laboratory at the mine site by Company personnel.

Core samples for exploration drilling are delivered in standard core boxes with the core runs marked therein. Samples are photographed, logged and marked and then split using a core saw to obtain half of the core in potentially mineralized zones. Maximum core length of samples is 2.5 metres and minimum core length is 0.2 metres. The split samples are collected and sealed in plastic sample bags and then picked up the the commercial laboratory’s truck, which transports the samples to the lab.

During 2010, the Company used SGS Laboratories’ (an international testing facility based in Mississauga, Ontario) facility in Durango for drill core assays from El Cubo. For primary samples, the split core is sealed and trucked to the SGS lab via an SGS truck then submitted to crushing, pulverizing and splitting of a 200 gram pulp, and subsequently fire assayed for gold with an atomic absorption finish and four-acid digestion with an atomic absorption finish for silver.

As part of the program, control pulp samples, analytical blanks and duplicates are inserted at a rate of one of every 20 drill samples as a check on laboratory accuracy and drift. A monthly report on quality control and quality assurance is prepared and reviews of the control samples have shown the lab work to be reliable and reproducible.

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2010 ANNUAL INFORMATION FORM

Mining Operations

During 2010, the El Cubo Mine produced its ore from underground operations from January to June only, due to an illegal work stoppage which commenced on June 2, 2010. On October 2, 2010, the Labour Court released its ruling that has declared the strike action illegal. On February 23, 2011, the Company announced that it had successfully resolved the labour disruption at the El Cubo mine. The Company has now secured a new two year collective agreement which has been unanimously approved by the union. In March, 2011, employees were rehired and commenced training at the University of Guanajuato.

The El Cubo Mine employs conventional drill and blast mining methods to extract the ore. The principal mining method is narrow vein cut-and-fill with resuing and waste backfill. Resuing is a process by which only the vein is blasted and removed in order to minimize dilution, followed by the blasting of the remaining non-ore material. This second step creates sufficient width for entry of the mechanized equipment and also creates broken waste that is left in place as backfill. This method gives a high percentage of recovery, that is estimated at 95%. Low-grade sections can be left behind as pillars or blasted and left on the stope floor for backfill. Access to the mining areas is by adits, ramps and shafts. Ore is cleaned from the stopes and development headings by scoop trams (low-profile, front-end loaders) and dumped into ore passes or loaded into low-profile trucks for haulage to main ore passes. While some ore is trucked to the surface, most ore is dropped through ore passes down to the 600 level, which is a 5.4 kilometre drift connecting the Peregrina Mine and the Los Cedros Mine. It is then loaded into rail cars and trammed by rail to the Guanajuato Shaft, located next to the Las Torres Mill.

Mining dilution is a significant factor in the mill-head grades. Minera El Cubo is constantly working to reduce dilution to a minimum. Geologists paint the paying zone of the vein, based on sample assays, so that only this portion of the vein is blasted and sent to the mill. Horizontal control lines are painted so that scoop operators will remove only the blasted ore and not dig down into the waste backfill.

El Cubo ore is treated by conventional means. Crushing and grinding is followed by flotation and cyanidation with the dissolved gold and silver recovered from solution by the Merrill-Crowe process. Performance-improvement programs, that began in the last quarter of 2007, concentrated ore processing in the two larger milling facilities during the first half of 2008. The Las Torres Mill, leased from Peñoles, concentrates the ore by milling and standard flotation. The concentrate is then treated with cyanide at El Cubo’s El Tajo Mill. During the second half of 2008, a gravity concentrator was installed in the Las Torres Mill and an existing regrind mill was reconnected to the circuit. These changes have raised the precious metal recovery in the Las Torres Mill and the finer grind of the concentrate is now giving higher recovery in the El Tajo Mill’s cyanide circuit. The recovered gold and silver is smelted into bars of doré and sold to Peñoles' Met-Mex facility.

Development during 2010 averaged 1,135 metres per month from January to May as opposed to an average of 1,414 metres per month in 2009. This includes both development for production and capital development for exploration. Development metres were adversely affected due to the seven month labour dispute.

During 2010, El Cubo processed 233,006 tonnes of ore at a mill head grade that averaged at 1.63 g/t Au and 83 g/t Ag, with overall recoveries of 89% for Au and 86% for Ag. Mined and processed tonnages were adversely affected due to the seven month labour dispute.

Based on the updated Mineral Resource and Mineral Reserve estimate disclosed in this Annual Information Form, the Company estimates that the El Cubo Mine will have a mine life of 10 years.

Current Exploration and Development Activities

The Company is planning to renew exploration at El Cubo in 2011. This work is planned to consist of 12,000 metres of diamond drilling on the three major targets including the Dolores – Capulin discovery, infill drilling at the Puertocito discovery, and drilling the southern extension of the Villalpando Vein system.

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2010 ANNUAL INFORMATION FORM

Guadalupe y Calvo

Property Description and Location

The Guadalupe y Calvo gold-silver exploration project is in a previously mined area adjacent to the town of Guadalupe y Calvo in the southwest corner of the State of Chihuahua in Mexico. It is approximately 300 kilometres southwest of the city of Chihuahua and is accessible by paved highways.

The Company controls 4 contiguous concessions totalling 436 hectares in the central portion of the property and has a much larger concession of 18,392 hectares surrounding these and competitor concessions. The total area of titled concessions is 18,392 hectares. In addition, the Company has applied for a large concession to the NW of its titled concessions that covers an additional 36,025 hectares, and expects the formal title to be issued in the coming months. The titled concessions have various expiration dates, ranging from November 25, 2023 to November 17, 2055.

The Company currently has an agreement in place with the owners of Guadalupe y Calvo, whereby the Company has permission from the owners to drill and explore the property in exchange for the Company making road reparations.

Minimum Investment and Mining Duty (Tax) 2010

All concessions are subject to an annual minimum investment and an annual mining tax that must be paid to keep the concessions in good standing. The amount of the minimum investment or assessment work varies based on the size, age and type of the concession, and changes each year with the Department of Mines publishing a new list at the beginning of the year and varies with the consumer price index. The rate of the mining duty depends on the concession type and the age of the concession. The rate changes each semester with the Department of Mines publishing the new rates in January and July. The mining duty is due in both January and July.

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2010 ANNUAL INFORMATION FORM

Guadalupe y Calvo will be able to satisfy the minimum investment and assessment work requirements based on its current work programs and past work completed.

The total MD for the Guadalupe y Calvo concessions was approximately 21,124 pesos or $1,711 for 2010.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to Guadalupe y Calvo from Parral, the nearest major city, is via Federal Highway 24, a paved two-lane road, and approximately 271 kilometres to the town of Guadalupe y Calvo, which is located at the south eastern edge of the project area and has an estimated population of 5,000 people. The project lies immediately to the southwest of the town. An airstrip is also present near the town of Guadalupe y Calvo. The necessary infrastructure and a local workforce are both available.

On site facilities consist of a hacienda with offices, housing and dining facilities. The hacienda is currently connected to the national power grid and telephone lines are available for installation. A 40 tpd mill with flotation recovery circuit is present along with various storage facilities.

Elevations at the property range from 1,900 metres to 2,300 metres and consist of rolling to moderately steep hills incised with small streams that cut through a mixture of pine forests and meadows. The climate is typical of the higher elevations of the Sierra Madre Occidental, with cool winters freezing at times and mild days. Temperatures rarely drop below -5 degrees Celsius in winter, nor rise above +35 degrees Celsius in summer.

History

Gold has been mined in the area from 1835, when what is now called the Rosario vein was discovered, until 1940. While accurate production records are not available for the period from 1835 to 1940, it is postulated that 2,000,000 ounces of gold and 28,000,000 ounces of silver were mined. From 1978 and into the 1980’s, Compania Minera Los Maple, S.A. de C.V. owned the property and installed a mill with a flotation circuit, and used a Merrill Crowe recovery system for a small heap leach in the 1980’s. Limited mapping, sampling and exploration were done in the area by Glamis Gold Ltd., V-Fund Investments and Augusta Resource Corp. from 1994 to 1998. Gammon Gold acquired the Guadalupe y Calvo property as part of the August 8, 2006 business acquisition of Mexgold.

Geological Setting and Mineralization

As with the Ocampo Mine, Guadalupe y Calvo is located in the SMO physiographic province. Volcanic stratigraphy has been broken down into two main groups, the LVG and the UVG. LVG rocks are the host of nearly all of the low-sulfidation epithermal gold and silver deposits that have been found in the Sierra Madre to date.

Within the Guadalupe y Calvo project area an erosional window of LVG rock is exposed, surrounded by UVG rhyolitic flows and tuffs. The limited exposure of the LVG rocks makes interpretation of the structural fabric in regional terms difficult. The main structural feature in the project area is the Rosario fault complex, a complex fault system containing multiple fault segments with the intervening ground being highly fractured. These multiple fault segments host classic ribbon veins and quartz breccias.

Guadalupe y Calvo is a low-sulfidation epithermal gold-silver district, and contains quartz veins, quartz breccias and stockworks that host the economically significant gold-silver mineralization. The mineralization commonly exhibits open-space filling textures and is associated with volcanic related hydrothermal to geothermal systems. Total width of the mineralized zone within the Rosario fault complex is up to 50 metres. Historic underground mining widths of high-grade gold-silver mineralization were up to 10 metres. Historic operations were hindered by water problems when the valley floor water table was reached. The inability of past operations to deal with water inflow is believed to be the reason mining was not pursued down dip, rather than the absence of high grade gold-silver mineralization.

Drilling, Metallurgy and Exploration

During 2010, the Company completed drilling on two target areas on the project, contracted metallurgical tests, and initiated a preliminary economic assessment. The Company drilled 29 holes for 18,579 metres on the project. The tops of some drill holes were drilled using reverse circulation drilling (total 966 metres), but all mineralized rock was drilled using core. The drilling was split into 24 holes for 17,025 metres on the Northwest Rosario Vein Extension in the core 436 hectare concessions, and 5 holes for 1,554 metres on a new target called the “Northwest Stockwork” on the San Luis concession. At the end of the year, the total drilling in the Company’s database from the central project consisted of 215 holes for 68,908 metres on the 436 hectare property.

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2010 ANNUAL INFORMATION FORM

Results of drilling on the Northwest Rosario Vein Extension in the core area were positive and show that the Rosario Vein extends some 500 metres northwest of the previous drilling underneath a thick series of post-mineral rocks. Some of the drill results are very high grade, giving encouragement that there could be commercial ores amenable to underground mining in this volume. Results of this drilling have been published in two press releases, one in August 17, 2010 and the other in March 7, 2011. Based on these positive results, the Company has planned to continue drilling this extension in 2011.

Results from the NW Stockwork target on the San Luis concession were not positive and as a result, no further work is planned here.

The Company contracted a series of cyanide metallurgical tests through Mountain States R & D International, Inc. during the year to determine if the ores are potentially treatable with a cyanide milling and heap leaching operation. Bottle roll tests were conducted on crushed and pulverized ores, and these tests showed that recoveries for gold on -100 Mesh ores are excellent, ranging from 88% to 97% and averaging 94%. Recoveries for silver are lower, ranging from 72% to 89% and averaging 80%. There appears to be a rough correlation between grade and recoveries. These recoveries indicate that the ores should be treatable using a conventional cyanide mill.

Product	Agitation Leach at – 100m Grind				Average
	Comp 1	Comp 2	Comp 3	Comp 4
Gold Recovery %	95.8	95.6	97.1	88.1	94.2
Silver Recovery %	88.9	79.1	79.1	72.5	79.9
Gold Head ppm	2.40	1.36	6.17	0.76	2.67
Silver Head ppm	54.63	33.42	90.72	44.67	55.86

Ninety-day column leach tests were also conducted to determine the potential amenability of the ores to heap leach recovery. Results of this work indicate that average recoveries on ores crushed to -1/4” are 60% for gold and 50% for silver.

Product	Gold Recovery Column Leach 90 Days	Silver Recovery Column Leach 90 Days
Composite 1-1/4”	59.5	50.3
Composite 2-1/4”	54.9	47.4
Composite 3-1/4”	65.1	47.9
Composite 5-1/4”	60.4	53.9

Sampling, Analysis, Quality Control and Quality Assurance

Core samples for exploration drilling are delivered in standard core boxes with the core runs marked therein. Samples are photographed, logged and marked and then split using a core saw to obtain half of the core in potentially mineralized zones. Maximum core length of samples is 2.5 metres and minimum core length is 0.2 metres. The split samples are collected and sealed in plastic sample bags and then picked up by the commercial laboratory’s truck which transports the samples to the lab.

During 2010, the Company used SGS Laboratories’ (an international testing facility based in Mississauga, Ontario) facility in Durango for drill core assays from the Guadalupe y Calvo project. For primary samples, the split core is sealed and trucked to the SGS lab via an SGS truck, then submitted to crushing, pulverizing and splitting of a 200 gram pulp and subsequently fire assayed for gold with an atomic absorption finish and four-acid digestion with an atomic absorption finish for silver.

As part of the program, control pulp samples, analytical blanks and duplicates are inserted at a rate of one of every 20 drill samples as a check on laboratory accuracy and drift. A monthly report on quality control and quality assurance is prepared, and review of the control samples has shown the lab work to be reliable and reproducible.

Current Exploration and Development Activities

The Company began 2011 with three core rigs drilling at the project and plans to drill the NW Rosario Extension to approximately 100 metre centers, and to complete minor infill drilling on the ore shoots defined in the 2008 work. A Preliminary Economic Assessment study is in process that will determine the steps forward on this project.

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2010 ANNUAL INFORMATION FORM

New Exploration Projects

During 2010, the Company substantially expanded its exploration program to include four new projects in Mexico. These include the Venus Project in Chihuahua, the Los Jarros Project in Chihuahua, the Mezquite Project in Zacatecas, and the Fraile Norte Project in San Luis Potosí. In December 2010, the Company signed a letter of intent to option into a joint venture in the La Bandera properties in Durango State as well, and the definitive agreement for this project was later executed in 2011. None of these new projects have existing resources or reserves, and for the present are not material to the Company; however all provide the potential to discover new orebodies that could benefit the Company in the future. Exploration programs are planned on all of these projects in 2011. The scientific and technical information relating to these mineral properties was prepared by Peter Drobeck, Registered Geologist, Senior Vice President of Exploration and Business Development of Gammon Gold Inc.

Venus Project, Chihuahua

Property Description and Location

The Venus property consists of two options to purchase contracts on a group of mineral properties north of the Ocampo Mine properties.

Mexicana de Cananea S.A. de C.V. Agreement

On April 9, 2010, the Company executed an option agreement that allows the Company to purchase the rights of Mexicana de Cananea S.A. de C.V., covering four mineral concessions that total 4,491 hectares in area. This option agreement allows the Company to purchase these mineral rights by paying Mexicana de Cobre S.A. de C.V. $7,000,000 over a period of four years and completing $3,000,000 in exploration works over a period of three years.

Pedro Murillo Montanez Agreement

On July 28, 2010, the Company executed an option agreement that allows the Company to purchase the rights of Pedro Murillo Montanez, covering one mineral concession that totals 84 hectares in area. This option agreement allows the Company to purchase these mineral rights by paying the owner $750,000 over a period of four years

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2010 ANNUAL INFORMATION FORM

Minimum Investment and Mining Duty (Tax) 2010

All concessions are subject to an annual minimum investment and an annual mining tax that must be paid to keep the concessions in good standing. The amount of the minimum investment or assessment work varies based on the size, age and type of the concession, and changes each year with the Department of Mines publishing a new list at the beginning of the year, and varies with the consumer price index. The rate of the mining duty depends on the concession type and the age of the concession. The rate changes each semester with the Department of Mines publishing the new rates in January and July. The mining duty is due in both January and July.

Venus will be able to satisfy the minimum investment and assessment work requirements based on its current work programs and past work completed.

The total MD for the Venus concessions was approximately 76,325 pesos or $6,184 for 2010.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Venus project is located just one kilometre north of the Ocampo Mine properties. The project is cut by a river with a deep canyon running northeast – southwest. This canyon divides the project’s access into two parts. From the north, access is via the paved highway connecting Chihuahua to Hermosillo, then 20 kilometres southward from the town of Yepachic on a secondary unimproved road to the small town of Jesus del Monte, 30 houses lie within the north portion of the project. From the south, one can drive on unimproved dirt roads to the southern border of the project. There are no roads within the southern portion of the project. Supplies for the project come from the Ocampo Mine or the town of Cahuisori, approximately 12 kilometres east of Yepachic.

History

The project has no significant mining history, however there is a small working mine located on one of the Company’s, concessions called the Roncessvalle Mine. No history of production is available from this mine, but it does not appear to have produced more than a few thousand tonnes of ore from two levels. From 1987 to 1991, Mexicana de Cananea, S.A. de C.V. carried out sampling programs, geologic surveys and topographic surveys in the Roncesvalle and Balleza veins consisting of eleven core drill holes for 2,053 metres and collected 770 surface and mine samples. The drilling was divided into seven holes for 1,642 metres on the Roncessvalle target, and four holes for 411 metres on the La Balleza target. According to data provided by the vendor of the property, of the seven core holes drilled on the Roncessvalle vein, three cut gold-silver values that would exceed present underground cut-off grades at the Ocampo Mine just to the south.

Geological Setting and Mineralization

The geological setting of the Venus project is very similar to that of Ocampo. The project covers the same volcanic formations, divided into the LVS and UVS groups, and these are then deformed by numerous northwest and west-northwest striking faults. The property covers the general westward trend of the vein systems being exploited by the Pinos Altos Mine, just seven kilometres southeast of the Venus properties. The known mineralization detected on surface to date consists of typical low sulfidation epithermal veins and local zones of sheeted veining with anomalous contents of gold and silver.

Exploration & Drilling

The Company began exploration work on the project soon after executing the agreement. This work has consisted of 1:10,000 scale geologic mapping to define the basic geologic setting of the property, detailed 1:2000 scale mapping over specific exploration targets, collection of 2,431 surface geochemical samples, and in December drilling three core holes for 866 metres. Results of the surface geochemistry have defined some highly prospective targets for discovery of epithermal gold-silver veins. The results of the geochemical work were published in a press release on August 17, 2010. Results of the first three holes completed in 2010 were not positive, but the Company intends to complete a much more extensive program of approximately 10,000 metres of drilling in 2011.

Sampling, Analysis, Quality Control and Quality Assurance

Samples from the Venus Project have been processed by ALS Chemex laboratories in Hermosillo, Mexico. Samples sent to ALS Chemex laboratory in Hermosillo are packaged in rice bags, sealed with wire, and either picked up by the laboratory’s truck, or shipped via private courier. The analytical procedure used by ALS Chemex for gold is to crush the entire sample to -2mm, split out a 200 gram subsample and then pulverize the split to -75 microns. From this pulverized pulp, a 30 gram subsample is split and then assayed for gold by conventional fire assay with an atomic absorption finish, and for silver using a four-acid digestion with an atomic absorption finish. These procedures are standard industry practice for these types of ores.

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2010 ANNUAL INFORMATION FORM

All drilling for the Venus Project is subject to the Company’s Quality Control and Quality Assurance policy, whereby control pulp samples, analytical blanks and duplicates are inserted at a rate of one of every 20 drill samples as a check on laboratory accuracy and drift. A monthly report on quality control and quality assurance is prepared, and review of the control samples has shown the lab work to be reliable and reproducible.

Current Exploration and Development Activities

The Company began 2011 with one diamond drill working at the Venus Project, on the north portion of the property. The work is planned to test four gold-silver vein targets; the Boleta, Balleza, Santo Nino, and Roncessvalle vein systems.

Los Jarros Project, Chihuahua

Property Description and Location

The Los Jarros Project (see map in Venus Project section) consists of one purchase option agreement with Valdez Gold Inc. of Canada and includes eight mineral concessions covering 43,225 hectares surface area. The purchase agreement was executed August 26, 2010 and allows the Company to purchase the entire property package for $2,500,000 over a four-year term.

Minimum Investment and Mining Duty (Tax) 2010

There are no MD payment requirements for the Los Jarros concessions.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The project covers a very large area, thus accessibility varies through the project. The properties optioned essentially cover ground to the north and east of Ocampo (partly covering ground between Ocampo and Venus), as well as ground to the east of Ocampo, extending to the northeast where the property surrounds the holdings of Agnico Eagle Gold Mines, Pinos Altos Mine, and Frisco Mining’s Concheno Mine. The main road from Chihuahua to Hermosillo transects this property, but there are portions of the project that consist of remote canyons with no roads. There is another isolated block of one concession to the south of the main project called the Gaby Target that is much more remote.

History

Valdez Gold Inc. has held the property since 1997, and subsequently completed regional stream-sediment geochem sampling, detailed geologic mapping and rock-chip sampling over the Gaby target, and drilling. In 1999 they completed a six-hole diamond drill program for 1,224 metres and discovered anomalous gold mineralization in all five holes. Valdez returned to the project in 2009 and drilled another five diamond holes for 844 metres, bringing the project total to 2,068 metres. The 2009 drilling was focused on the northwest side of the target area, not as follow-ups to the mineralization discovered in 1999, but discovered only weakly anomalous mineralization that resulted in the owner deciding not to proceed with the project.

Geological Setting and Mineralization

The general geology of the project is similar to that of the Ocampo and Venus projects, in that it is underlain by two basic sequences of Tertiary volcanic rocks, consisting of the LVS and UVS groups. The large northern part of the project has been subjected to stream-sediment geochem sampling, but no outcropping mineralization has been defined to date. The Gaby target in the south is distinct from the Company’s other projects, in that it covers portions of a large high-sulfidation epithermal gold mineralizing environment. Deposits of this type consist of mixtures of clay and sulfate minerals formed in very acidic conditions, by the presence of rocks leached by acid and replaced by quartz (“vuggy silica”), and by varying amounts of iron sulfides, oxides, and sulfates. The Gaby mineralization occurs in the margins of a rhyolite dome, and in part within a complex breccia zone on the south side of the dome. The environment is considered very favorable for large disseminated gold deposits.

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2010 ANNUAL INFORMATION FORM

Exploration & Drilling

During November and December of 2010, the Company completed five diamond drill holes for 2,000 metres of drilling in the Gaby target zone in the south. This drilling was directed at extending the mineralization, discovered by Valdez’ 1999 drilling in the breccia zone, on the south side of the dome. This work was successful in discovering substantially anomalous gold values over many tens of metres of drilled length.

Sampling, Analysis, Quality Control and Quality Assurance

Samples from the Company’s Los Jarros drilling have been processed by ALS Chemex laboratories in Hermosillo, Mexico. Samples sent to ALS Chemex laboratory in Hermosillo are packaged in rice bags, sealed with wire, and either picked up by the laboratory’s truck, or shipped via private courier. The analytical procedure used by ALS Chemex for gold is to crush the entire sample to -2mm, split out a 200 gram subsample, then pulverize the split to -75 microns. From this pulverized pulp, a 30 sub sample is split and then assayed for gold by conventional fire assay with an atomic absorption finish, and for silver using a four-acid digestion with an atomic absorption finish. These procedures are standard industry practice for these types of ores.

All drilling for the Los Jarros project is subject to the Company’s Quality Control and Quality Assurance policy, whereby control pulp samples, analytical blanks and duplicates are inserted at a rate of one of every 20 drill samples as a check on laboratory accuracy and drift. A monthly report on quality control and quality assurance is prepared, and review of the control samples has shown the lab work to be reliable and reproducible.

Current Exploration and Development Activities

After completing a preliminary drill program at Los Jarros in late 2010, the Company now plans to begin more detailed geologic mapping, surface geochemical sampling, and preliminary metallurgical studies on the Gaby discovery. In addition a detailed reconnaissance program is planned for the remainder of the property.

Mezquite Project, Zacatecas

In March 2010, Gammon signed definitive purchase option agreements on a group of properties called the Mezquite Project (“Mezquite”) in Zacatecas State, Mexico. The option agreements include a series of option payments that totals $1,400,000 over a three year period. The project lies in a highly mineralized region that includes deposits such as Penasquito and Camino Rojo of Goldcorp Mining, and the Aranzanzu Mine of Aura Minerals Inc.

Property Description and Location

Mezquite consists of two definitive purchase option agreements, referred to as the “Mezquite Agreement” and the “Peridotita Agreement”. The Mezquite Agreement covers two mineral concessions with a surface area of 420 hectares.

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2010 ANNUAL INFORMATION FORM

The Mezquite agreement allows the Company to purchase 100% of the rights by paying the owner $1,000,000 over a period of three years.

The Peridotita Agreement covers one mineral concession with an area of 40 hectares, and the agreement allows the Company to purchase 100% of the rights by paying the owner $400,000 over a period of three years.

Both agreements allow the Company to terminate the contract with 30 days’ notice.

Minimum Investment and Mining Duty (Tax) 2010

All concessions are subject to an annual minimum investment and an annual mining tax that must be paid to keep the concessions in good standing. The amount of the minimum investment or assessment work varies based on the size, age and type of the concession, and changes each year with the Department of Mines publishing a new list at the beginning of the year, and varies with the consumer price index. The rate of the mining duty depends on the concession type and the age of the concession. The rate changes each semester, with the Department of Mines publishing the new rates in January and July. The mining duty is due in both January and July.

Mezquite will be able to satisfy the minimum investment and assessment work requirements based on its current work programs and past work completed.

The total MD for the Mezquite concessions was approximately 13,484 pesos or US$1,092 for 2010.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Mezquite is located along a four-lane paved highway that connects Mexico City to Monterrey, approximately 20 kilometres south of the mining town of Concepcion del Oro, which is the local supply center for many mines and has all services necessary for exploration and mining activities. A powerline runs across the east side of the property.

History

There is no known mining or exploration history on the property.

Geological Setting and Mineralization

The project occurs within the Mexican fold - thrust belt which consists of Jurassic and Cretaceous platform sedimentary rocks that have been deformed into complex folds and thrust faults, and has been intruded by Eocene – Oligocene calc-alkaline stocks. The property occurs along a major north north-east striking lineament running from the Concepción del Oro mining district to the Camino Rojo discovery that terminates a series of curvilinear thrust-belt related mountain ranges. The Mezquite property includes Cerro La Llorona, a hill that consists of an altered intrusive with two adjacent breccia pipes cutting into skarn-altered and silicified Caracol Formation. The Company’s initial geochemical sampling from skarns on La Llorona showed values up to 0.14 grams per tonne gold, 0.75% lead and 0.58% zinc from the skarn alteration. Samples from the felsic breccia pipe showed values up to 0.35 grams per tonne gold, 0.14% lead and 0.41% zinc in outcrop. The intrusive and related breccias pipes occur along the south side of the hill, suggesting that the alteration system is open to the south.

Exploration & Drilling

During 2010, the Company completed two geophysical programs on the project, a ground magnetic survey and ground induced polarization survey. The geophysical surveys identified a volume likely to contain an intrusive rock, that has a halo of sulfide-bearing rock – a pattern considered favorable for the occurrence of skarn and replacement style mineralization, as well as peripheral breccia pipe mineralization. The Company then drilled nine diamond drill holes for a total of 3,931 metres to test these anomalies. This drilling discovered high-grade gold mineralization in one hole close to surface and weakly anomalous gold-zinc mineralization in the breccia pipe. One drill hole also discovered silver – lead – zinc mineralization just inside the contact of a quartz diorite intrusive. Results of this drilling were published in a press release on January 12, 2011.

Sampling, Analysis, Quality Control and Quality Assurance

Samples from the Company’s Mezquite drilling have been processed by ALS Chemex laboratories in Hermosillo, Mexico. Samples sent to ALS Chemex laboratory in Hermosillo are packaged in rice bags, sealed with wire, and either picked up by the laboratory’s truck, or shipped via private courier. The analytical procedure used by ALS Chemex for gold is to crush the entire sample to -2mm, split out a 200 gram subsample, then pulverize the split to -75 microns. From this pulverized pulp a 30 gram subsample is split and then assayed for gold by conventional fire assay with an atomic absorption finish, and for silver using a four-acid digestion with an atomic absorption finish. These procedures are standard industry practice for these types of ores.

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All drilling for the Mezquite project is subject to the Company’s Quality Control and Quality Assurance policy, whereby control pulp samples, analytical blanks and duplicates are inserted at a rate of one of every 20 drill samples as a check on laboratory accuracy and drift. A monthly report on quality control and quality assurance is prepared, and review of the control samples has shown the lab work to be reliable and reproducible.

Current Exploration and Development Activities

A soil geochemistry program was completed in the first month of 2011 around the discovery hole BMXT-07 to test for potential extensions to this discovery and a follow-up drill program of 3,800 metres is planned thereafter.

TAXES

There are four taxes that are applied to the Company’s operations in Mexico that are of primary concern: the tax on corporate profits, the Single Rate tax, the value added tax (“IVA” using the Spanish acronym), and the diesel fuel tax (“IEPS”). The general Mexican tax rates applicable to the Company have increased from 28% in 2009 to 30% in 2010 that continues through 2012, before decreasing to 29% and 28% in 2013 and 2014, respectively. The Company’s Mexican subsidiaries pay a 17.5% tax on the Company’s revenues less certain deductions that are all determined on a cash basis. The Company pays the single rate tax to the extent that it exceeds its income tax otherwise determined pursuant to the pre-existing income tax system in each taxation year. IVA is administered at various rates depending upon the materials or services purchased. Generally speaking, the IVA rate most applicable to the Ocampo Mine was 16% in 2010. The Ocampo Mine will be eligible for a refund of all IVA taxes paid, both on imports and for domestic expenses. Mexico levies a general tax on the use of diesel fuel that varies monthly and by region. If the fuel is used off-road and in a qualifying project, the tax is refundable, as is the case with the Ocampo Mine.

LEGAL MATTERS

Litigation

Set out below is a summary of material legal proceedings to which Gammon Gold is a party:

Capital Gold Inc. Stockholders

Thirteen punitive proposed shareholder class action suits have been commenced to date which name Capital Gold and Gammon Gold as defendants. Six were filed in the Supreme Court of the State of New York (the "New York state court actions"), six were filed in the Delaware Court of Chancery (the "Delaware actions"), and one was filed in the United States District Court for the Southern District of New York (the "New York federal action").

The plaintiffs generally claim that the directors of Capital Gold breached their fiduciary duties by failing to maximize shareholder value and failing to conduct an appropriate sale process with Gammon Gold. The plaintiffs also allege that Capital Gold, Gammon Gold and Capital Gold AcquireCo aided and abetted these alleged breaches of fiduciary duties. The plaintiff in the New York federal action also alleges that Capital Gold and its directors violated Section 14(a) and Section 20(a) of the Securities Exchange Act by issuing or causing to be issued a registration statement containing material misleading statements and omissions.

The plaintiffs generally seek: i) to have the actions certified as class actions: ii) an injunction to stop the closing of the transaction; iii) rescissory damages in the event the transaction is closed prior to a final judgment; iv) an order that the Capital Gold Board members exercise their fiduciary duty to obtain a transaction in the best interests of Capital Gold through an appropriate process; v) damages in the amount of any benefits improperly received by the defendants; and vi) counsel fees and other costs and disbursements.

On November 12, 2010, the Delaware Court of Chancery consolidated all of the Delaware actions1, and those plaintiffs filed an amended and consolidated class action complaint on November 16, 2010. On March 10, 2011, the parties in the Delaware action informed the court that they had signed a Memorandum of Understanding intending to settle the action that as at the date of this Annual Information Form has not yet been approved by the Court. The plaintiff in the New York federal action filed an amended complaint on February 18, 2011. On March 14, 2011, the court in the New York federal action denied (as withdrawn) the plaintiff's motion for a preliminary injunction, stayed the case in favour of the Delaware proceeding and denied plaintiff's request for attorneys' fees. The New York state court actions have also been consolidated and those plaintiffs filed a Consolidated Amended Class Action Complaint on March 2, 2011. The defendants must answer, move or otherwise respond to the Consolidated Amended Class Action Complaint by April 16, 2011. Gammon Gold will continue to vigorously defend these matters, although no assurances can be given with respect to the outcome of any proceedings.

________________________________
1 One of the Delaware actions was withdrawn prior to entry of the Chancery Court’s consolidation order.

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Ed J. McKenna

Ed J. McKenna issued a Notice of Action against the Company and certain other parties on February 5, 2008. A statement of claim was filed on March 6, 2008 and an amended statement of claim on July 11, 2008, in the Ontario Supreme Court of Justice, Canada. The plaintiff alleges that the Company’s short form prospectus dated April 19, 2007 contained a misrepresentation and other misstatements with respect to production rates from the Company's gold mines in Mexico, as did certain disclosure documents during the class period of October 10, 2006 to August 10, 2007, and also alleged that the Company manipulated grant dates of stock options. On March 16, 2010, the class action was certified in respect of investors who purchased securities through underwriters in Canada under its April 2007 prospectus. The Court did not certify the claim in respect of secondary market purchases. Additionally, the Court did not certify the claim in respect of persons who purchased securities outside Canada. The plaintiff seeks $150,000,000 in special and general damages and $10,000,000 in punitive damages on behalf of the class. Certification is a procedural step in the litigation and no determination has been made of the merits of the claim. Gammon will continue to vigorously defend the matter, although no assurances can be given with respect to the outcome of any proceedings.

RISK FACTORS

An investment in any securities of the Company is speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of exploration and development of its mineral properties. The following risk factors, as well as risks not currently known to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company. Before deciding to invest in any securities of the Company, investors should consider carefully the risks included herein.

Reserves and Resources are Estimates

The figures for the Company’s Reserves and Resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Unless otherwise Indicated, Mineral Resource and Reserve figures presented herein are based upon estimates made by Company personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that:

  these estimates will be accurate;
  Reserves, Resources or other mineralization figures will be accurate; or
  this mineralization could be mined or processed profitably.

Mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

The Reserve and Resource estimates contained herein have been determined and valued based on assumed future prices, cutoff grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold, silver and copper may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.

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The Company May Not Achieve Its Production Estimates

The figures for the Company’s future production are estimates based on interpretation and assumptions and actual production may be less than is currently estimated.

The Company prepares estimates of future gold and silver production for its operating mines. The Company cannot give any assurance that it will achieve its production estimates. The failure of the Company to achieve its production estimates could have a material and adverse affect on any or all of its future cash flows, profitability, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.

The Company’s actual production may vary from its estimates for a variety of reasons, including, actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore-bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Company to cease production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Depending on the price of gold or other minerals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.

Mining Risks and Insurance

Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business.

Mining involves various types of risks and hazards, including, but not limited to:

  environmental hazards;
  industrial accidents;
  metallurgical and other processing problems;
  unusual or unexpected rock formations;
  structural cave-ins or slides;
  seismic activity;
  flooding;
  fires;
  periodic interruptions due to inclement or hazardous weather conditions;
  variations in grade, deposit size, density and other geological problems;
  mechanical equipment performance problems;
  unavailability of materials and equipment including fuel;
  labour force disruptions;
  unanticipated or significant changes in the costs of supplies including, but not limited to, petroleum; and
  unanticipated transportation costs.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, loss of key employees, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability.

Where considered practical to do so, the Company maintains insurance against risks in the operation of its business in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the Company or to other companies within the mining industry. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies. Payment of such liabilities would reduce funds available for acquisition of mineral prospects or exploration and development and would have a material adverse affect on the financial position of the Company.

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Uncertainty of Exploration and Development Projects

Exploration and development projects are uncertain and consequently it is possible that actual cash operating costs and economic returns will differ significantly from those estimated for a project prior to production.

Because mines have limited lives based on Proven and Probable Mineral Reserves, the Company will be required to continually replace and expand its Mineral Reserves as its mines produce gold. The life-of-mine estimates included in this annual information form may not be correct. The Company’s ability to maintain or increase its annual production of gold and silver in the future will be dependent in significant part on its ability to identify and acquire additional commercially viable mineral properties, bring new mines into production and to expand Mineral Reserves at existing mines.

Mineral Resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. There can be no assurance that the Company will successfully acquire additional mineral rights. While discovery of additional ore-bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs of the Company will result in profitable commercial mining operations. The profitability of the Company’s operations will be, in part, directly related to the cost and success of its exploration and development programs which may be affected by a number of factors.

Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing. They typically require a number of years and significant expenditures during the development phase before production is possible. The economic feasibility of development projects is based on many factors such as:

  estimation of reserves;
  anticipated metallurgical recoveries;
  environmental considerations and permitting;
  future gold prices; and
  anticipated capital and operating costs.

Estimates of Mineral Resources and Reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the orebody, expected recovery rates of metals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.

Any of the following events, among others, could affect the profitability or economic feasibility of a project:

  unanticipated changes in grade and tonnage of ore to be mined and processed;
  unanticipated adverse geotechnical conditions;
  incorrect data on which engineering assumptions are made;
  costs of constructing and operating a mine in a specific environment;
  availability and costs of processing and refining facilities;
  availability of economic sources of power;
  adequacy of water supply;
  adequate access to the site, including competing land uses (such as agriculture);
  unanticipated transportation costs;
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2010 ANNUAL INFORMATION FORM
  government regulations (including regulations regarding prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);
  title claims, including aboriginal land claims;
  fluctuations in prices of precious metals; and
  accidents, labour actions and force majeure events.

Anticipated capital and operating costs, production and economic returns, and other estimates contained in feasibility studies, if prepared, may differ significantly from the Company’s actual capital and operating costs. In addition, delays to construction schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable feasibility studies.

The future development of the Company’s properties that are found to be economically feasible, including the expansion of the Ocampo Mine, the El Cubo Mine and Guadalupe y Calvo, if new reserves are discovered, will require the expansion and improvement of existing mining operations, as well as the construction and operation of additional mines, processing plants and related infrastructure. As a result, the Company is subject to all of the risks associated with establishing and expanding mining operations and business enterprises including:

  the timing and cost, which will be considerable, of the construction of additional mining and processing facilities;
  the availability and costs of skilled labour, power, water, transportation and mining equipment;
  the availability and cost of appropriate smelting and/or refining arrangements;
  the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and
  the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine construction and development are increased by the remote location of some of the Company’s mining properties. It is not unusual in new mining operations to experience unexpected problems and delays during the construction and development of a mine. In addition, delays in the commencement or expansion of mineral production often occur and once commenced or expanded, the production of a mine may not meet expectations or estimates set forth in feasibility or other studies. Accordingly, there are no assurances that the Company will successfully develop and expand mining operations or profitably produce precious metals at its properties, including the Ocampo Mine and the El Cubo Mine.

Integration of New Acquisitions

The Company may experience problems integrating new acquisitions into existing operations, which could have a material adverse effect on the Company.

The Company may make selected acquisitions in the future. The Company’s success at completing any acquisitions will depend on a number of factors, including, but not limited to:

  identifying acquisitions which fit the Company’s strategy;
  negotiating acceptable terms with the seller of the business or property to be acquired; and
  obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.

If the Company does make further acquisitions, any positive effect on the Company’s results will depend on a variety of factors, including, but not limited to:

  assimilating the operations of an acquired business or property in a timely and efficient manner;
  maintaining the Company’s financial and strategic focus while integrating the acquired business or property;
  implementing uniform standards, controls, procedures and policies at the acquired business; as appropriate; and
  to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties could place increased pressure on the Company’s cash flow if such acquisitions involve cash considerations or the assumption of obligations requiring cash payments. The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s Common Shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities.

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Market Price of Gold and Silver

Changes in the market price of gold and other metals, which in the past has fluctuated widely, will affect the profitability of the Company’s operations and financial condition.

The Company’s profitability and long-term viability depend, in large part, upon the market price of gold and other metals and minerals produced from the Company’s properties. The market price of gold and other metals is volatile and is impacted by numerous factors beyond the Company’s control, including:

  expectations with respect to the rate of inflation;
  the relative strength of the US dollar and certain other currencies;
  interest rates;
  global or regional political or economic conditions;
  supply and demand for jewellery and industrial products containing metals;
  costs of substitutes;
  changes in global or regional investment or consumption patterns; and
  sales by central banks and other holders, speculators and producers of gold and other metals in response to any of the above factors.

There can be no assurance that the market price of gold and other metals will remain at current levels or that such prices will improve. A decrease in the market price of gold and silver could adversely affect the profitability of the Company’s existing mines and the Company’s ability to finance the exploration and development of additional properties, which would have a material adverse effect on the Company’s financial condition and results of operations. A decline in the market price of gold or silver, or both, may also require the Company to write-down its Mineral Reserves which would have a material and adverse affect on its earnings and profitability. Further, if revenue from gold or silver sales, or both, declines, the Company may experience liquidity difficulties.

Foreign Operations

The Company’s Mexican property interests and operations are subject to the political risks and uncertainties associated with investment in a foreign country.

All of the Company's property interests are located in Mexico and are subject to Mexican federal and state laws and regulations. As a result the Company’s mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The Company believes the present attitude of the governments of Mexico and of the States of Chihuahua and Guanajuato (where the Company’s projects are located) to foreign investment and mining to be favourable; however, investors should assess the political risks of investing in a foreign country. Any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Company.

The risks of conducting business in a foreign country may include, among others, labour disputes, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, sovereign risk, war (including in neighbouring states), civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, the failure of foreign parties to honour contractual relations, corruption, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports, instability due to economic under-development and inadequate infrastructure and increased financing costs. In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. These risks may limit or disrupt the Company’s operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

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Any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Company.

Property Rights, Permits and Licensing

The Company requires various property rights, permits and licenses in order to conduct its current and anticipated future operations and delays or a failure to obtain such property rights, permits and licenses, or a failure to comply with the terms of any such property rights, permits and licenses that the Company has obtained, could have a material adverse effect on the Company.

The Company’s current and anticipated future operations, including further exploration, development activities and expansion or commencement of production on the Company’s properties, require certain permits and licenses from various levels of governmental authorities. The Company may also be required to obtain certain property rights to access, or use, certain of its properties in order to proceed to development. There can be no assurance that all licenses, permits or property rights which the Company requires for the expansion and construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms or in a timely manner, or at all, that such terms may not be adversely changed, that required extension will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain such licenses, permits or property rights or extension thereto, challenges to the issuance of such licenses, permits or property rights, whether successful or unsuccessful, changes to the terms of such licenses, permits or property rights, or a failure to comply with the terms of any such licenses, permits or property rights that the Company has obtained, could have a material adverse impact on the Company.

In order for the Company to carry out its mining activities, the Company's exploitation licences must be kept current. There is no guarantee that the Company's exploitation licences will be extended or that new exploitation licences will be granted. In addition, such exploitation licences could be changed and there can be no assurances that any application to renew any existing licences will be approved. The Company may be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties. The Company will also have to obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to comply with any such conditions.

Uncertainties of Title

Title to the Company’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

Impact of Regulatory Requirements

Regulatory requirements significantly affect the Company’s mining operations and may have a material adverse impact on its future cash flow, results of operations and financial condition.

Mining operations, development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters. Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing mines and other facilities in compliance with such laws and regulations are significant.

Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

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New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations, could have a material adverse impact on our future cash flow, results of operations and financial condition.

Impact of Environmental Laws and Regulations

The Company’s activities are subject to environmental laws and regulations that may increase the Company’s costs of doing business and restrict its operations.

The Company’s exploration and production activities in Mexico are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.

The Company cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and its results from operations. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required.

Land reclamation requirements may be burdensome.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance, and the Company is subject to such requirements at its mineral properties.

Reclamation obligations include requirements to:

  control dispersion of potentially deleterious effluents; and
  reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations arising from exploration and potential development activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

Capital Investment

The Company may require significant external financing to continue its exploration and development activities on its mineral properties.

The ability of the Company to continue exploration and development of its property interests will be dependent upon its ability to increase revenues from its existing production and planned expansions, and to raise significant additional financing hereafter. The sources of external financing that the Company may use for these purposes include project debt and/or debt or equity offerings. There is no assurance that the financing alternative chosen by the Company will be available to the Company, on favourable terms or at all. Depending on the alternative chosen, the Company may have less control over the management of its projects. There is no assurance that the Company will successfully increase revenues from existing and expanded production.

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Should the Company not be able to obtain such financing and increase its revenues, it may become unable to acquire and retain its mineral concessions and carry out its development plan, and its property interests may be lost entirely.

Conflicts of Interest

Certain of the Company’s directors and officers serve in similar positions with other public companies which put them in conflict of interest positions from time to time.

Certain of the directors and officers serve as directors, officers, promoters and members of management of other public companies and therefore ,it is possible that a conflict may arise between their duties as a directors or officers of the Company and their duties as a directors, officers, promoters or members of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Canada Business Corporations Act and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Dependence on Key Personnel

The Company may experience difficulty attracting and retaining qualified management and technical personnel to meet the needs of its anticipated growth, and the failure to manage the Company’s growth effectively could have a material adverse effect on its business and financial condition.

The success of the Company is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons. The competition for qualified personnel in the mining industry is currently intense. In order to attract and retain its key personnel, the Company has sought to provide its personnel with challenging work and a variety of opportunities for advancement through growth and expansion of the Company's business, and through equity participation.

In addition, the Company anticipates that, as it expands its existing production and brings additional properties into production, and as the Company acquires additional mineral rights, the Company will experience significant growth in its operations. The Company expects this growth to create new positions and responsibilities for management personnel and to increase demands on its operating and financial systems, as well as to require the hiring of a significant number of additional operations personnel. There can be no assurance that the Company will successfully meet these demands and effectively attract and retain additional qualified personnel to manage its anticipated growth and hire enough additional operations personnel. The failure to attract such qualified personnel to manage growth effectively could have a material adverse effect on the Company’s business, financial condition or results of operations.

Labour and Employment Matters

Production at the Company’s mining operations is dependent upon the efforts of the Company’s employees and the Company’s relations with the employees and the labour unions that represent the employees.

The Company experienced a strike at the El Cubo Mine between June 3, 2010 and February 23, 2011. Although this strike was settled, there can be no assurance that there will not be further action taken by employees in the future. In addition, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the Mexican governmental authorities in whose jurisdictions the Company carries on business. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition.

Increased Competition and Costs

Increased competition could adversely affect the Company’s ability to acquire suitable producing properties or prospects for mineral exploration in the future. Recent high metal prices have increased demand for, and cost of, exploration, development and construction services and equipment.

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2010 ANNUAL INFORMATION FORM

The international mining industry is highly competitive. The Company's ability to acquire properties and add reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Recent increases in gold prices have encouraged increases in mining exploration, development and construction activities, which have resulted in increased demand for, and cost of, exploration, development and construction services and equipment. Increased demand for services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increase potential scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs, result in project delays or both.

Stock Price Volatility

The trading price for the Company’s securities is volatile.

The trading price of the Company’s common shares may be subject to large fluctuations. The trading price of the Company’s common shares may increase or decrease in response to a number of events and factors, including:

  the price of gold and other metals;
  the Company’s operating performance and the performance of competitors and other similar companies;
  the public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;
  changes in earnings estimates or recommendations by research analysts who track the Company’s common shares or the shares of other companies in the resource sector;
  changes in general economic conditions;
  the number of the Company’s common shares to be publicly traded after an offering;
  the arrival or departure of key personnel; and
  acquisitions, strategic alliances or joint ventures involving the Company or its competitors.

In addition, the market price of the Company’s shares are affected by many variables not directly related to the Company’s success and are therefore, not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the Company’s shares, and the attractiveness of alternative investments. In addition, securities markets have recently experienced an extreme level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The effect of these and other factors on the market price of the common shares on the exchanges in which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.

Dilution

The Company may raise funds for future operations through the issuance of shares, debt instruments or other securities convertible into shares and such financings may result in the dilution of present and prospective shareholdings.

In order to finance future operations, the Company may raise funds through the issuance of shares or the issuance of debt instruments or other securities convertible into shares. The Company cannot predict the size of future issuances of common shares or the issuance of debt instruments or other securities convertible into shares or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Company’s common shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, would result in dilution, possibly substantial, to present and prospective security holders.

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2010 ANNUAL INFORMATION FORM

Currency

Because the Company’s producing properties are located in Mexico and will have production costs incurred in Mexican pesos, while gold and other metals are generally sold in US dollars, the Mexican property results could be materially adversely affected by an appreciation of the Mexican peso.

Gold and other metals are sold throughout the world principally in US dollars. The Company’s operating costs for its Mexican projects are incurred in Mexican pesos and certain costs are incurred and certain debt obligations are owed in US dollars. As a result, any significant and sustained appreciation of the Mexican peso against the US dollar, or of the US dollar against the Canadian dollar, may materially increase the Company’s costs and reduce revenues, if any, on its Mexican operations. The Company currently uses derivative products to mitigate a portion of this foreign exchange exposure.

Lack of Hedging of Exposure to Commodity Prices

Because the Company does not currently intend to use forward sale arrangements to protect against low commodity prices, the Company’s operating results are exposed to the impact of any significant drop in commodity prices.

The Company does not currently intend to enter into forward sales arrangements to reduce the risk of exposure to volatility in commodity prices. Accordingly, the Company’s future operations are exposed to the impact of any significant decrease in commodity prices. If such prices decrease significantly at a time when the Company is producing, the Company would realize reduced revenues. While it is currently not the Company’s intention to enter into forward sales arrangements, the Company is not restricted from entering into forward sales arrangements at a future date.

Dividends

No dividends have been or will be paid in the foreseeable future.

To date, the Company has paid no dividends on its common shares. The Company intends to retain its earnings, if any, to finance the growth and development of the business and does not intend to pay dividends on the common shares in the foreseeable future. Any return on an investment in the Company’s common shares will come from the appreciation, if any, in the value of the common shares. The payment of future dividends, if any, will be reviewed periodically by the Company’s directors of the Company and will depend upon, among other things, conditions then existing, including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

Failures in Internal Control Procedures

The Company failed and may, in the future, fail to achieve and maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act.

The Company documented and tested, during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment.

During the preparation of the March 31, 2010 interim consolidated financial statements, the Company identified an error relating to its consolidated financial statements for the years ended December 31, 2008 and 2009 and the related interim periods. In those previously released financial statements, the Company had not properly assessed the impact of changes in foreign currency exchange rates affecting the future income tax liabilities arising on the acquisition of Mexgold Resources Inc. on August 8, 2006. The restatement gave effect to the adjustment of those future income tax liabilities to properly reflect changes in currency exchange rates between the US dollar and the Mexican peso, the currency of the country in which the future tax liability arose. For the year ended December 31, 2009, the impact of this adjustment was to decrease future income tax liabilities by $14,100,000 and decrease foreign exchange losses by $6,500,000. Net earnings increased by $6,500,000 and basic and diluted net earnings per share increased from $0.01 to $0.07 per share. For the year ended December 31, 2008, the impact of this adjustment was to decrease future income tax liabilities by $7,600,000, decrease opening deficit by $8,900,000, and decrease foreign exchange gains by $1,300,000. Net earnings decreased by $1,300,000 and basic and diluted net earnings per share decreased from $0.34 and $0.33 to $0.33 and $0.32 per share respectively. There was no income tax effect as a result of this adjustment.

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2010 ANNUAL INFORMATION FORM

As a result, the Company incorrectly presented the consolidated balance sheets, consolidated statements of operations and comprehensive income / (loss), and shareholders’ equity for the periods discussed above, and corrected such presentation in the amended and restated 2009 consolidated financial statements. Further information on these adjustments and a reconciliation of amounts previously reported is contained in note 2 of the Company’s amended and restated consolidated financial statements for the year ended December 31, 2009. As a result of the aforementioned material weakness as of December 31, 2009, management made changes in internal controls over financial reporting during the second quarter of 2010. Management has concluded that, as of December 31 2010, the Company’s design and operating effectiveness of internal control over financial reporting was effective.

During the preparation of its interim consolidated financial statements for the quarter ended June 30, 2009, the Company determined that certain items in its consolidated financial statements for the year ended December 31, 2008 had been incorrectly translated into the Company’s functional currency, the United States dollar, and that upon initial adoption by the Company of CICA Handbook Section 3031, Inventories, on January 1, 2008, a reversal should have been recorded for previously recognized net realizable value adjustments. The more significant effects of the restatement on the Company’s consolidated financial statements for the year ended December 31, 2008 were to increase net earnings for the period by $9,800,000, or $0.08 per share, to $40,000,000, or $0.34 per share, and to increase balance sheet inventories by $10,800,000, to $62,300,000.

These issues were corrected in August 2009 and the Company’s financial statements for the year ended December 31, 2008 were restated. As a result of the financial statement restatement, the Company reassessed its internal control over financial reporting and determined that a material weakness existed at December 31, 2008 and concluded that, as of December 31, 2008 and June 30, 2009, the Company’s internal control over financial reporting was not effective. In addition, based on the material weakness, the Company determined that its disclosure controls and procedures were not effective as of December 31, 2008 and June 30, 2009.

The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Company’s common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404.

Litigation

Gammon Gold is currently subject to litigation and may be involved in disputes with other parties in the future which may result in litigation.

If Gammon Gold is unable to resolve these disputes favorably, it may have a material adverse impact on Gammon Gold's financial performance, cash flow and results of operations. See - “Legal Matters”.

Risk Factors Related to the Acquisition

Gammon Gold’s acquisition of Capital Gold is subject to certain conditions to closing that could result in the Acquisition not being completed or being delayed, either of which could negatively impact its stock price and future business and results of operations.

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2010 ANNUAL INFORMATION FORM

Completion of the Acquisition is subject to a number of customary conditions, including, but not limited to, the approval of the agreement and plan of Acquisition by the stockholders of Capital Gold. These authorities may impose conditions on the completion of the Acquisition or require changes to the terms of the Acquisition. While Gammon Gold and Capital Gold do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of imposing additional costs on or limiting the revenues of Gammon Gold following the Acquisition, any of which may have an adverse effect on Gammon Gold. In addition, if any action is taken or legal or regulatory restrictions or conditions deemed applicable to the Acquisition that would be reasonably likely to have a material adverse effect on Capital Gold or Gammon Gold, Capital Gold may elect not to consummate the Acquisition. There is no assurance that Capital Gold will receive the necessary approvals or satisfy the other conditions necessary for completion of the Acquisition. If any of the conditions to the Acquisition are not satisfied or, where waiver is permissible, not waived, the Acquisition will not be consummated. Failure to complete the Acquisition would prevent Gammon Gold from realizing the anticipated benefits of the Acquisition. Gammon Gold has already incurred and expects to continue to incur significant costs associated with transaction fees, professional services, taxes and other costs related to the Acquisition. In the event that the Acquisition is not completed, Gammon Gold will remain liable for these costs and expenses. In addition, the current market price of Gammon Gold common stock may reflect a market assumption that the Acquisition will occur, and a failure to complete the Acquisition could result in a negative perception by the market of Gammon Gold generally and a resulting decline in the market price of Gammon Gold’s common stock. Any delay in the consummation of the Acquisition or any uncertainty about the consummation of the Acquisition could also negatively impact Gammon Gold’s stock price and future business and results of operations. The Acquisition may not be consummated, there may be delay in the consummation of the Acquisition or the Acquisition may be consummated on the terms contemplated by the merger agreement.

Many of the anticipated benefits of combining Gammon Gold and Capital Gold may not be realized.

Gammon Gold and Capital Gold entered into the merger agreement with the expectation that the Acquisition would result in various benefits including, among other things, synergies, cost savings and operating efficiencies. The success of the Acquisition will depend, in part, upon Gammon Gold’s ability to realize these anticipated benefits and cost savings from combining the businesses of Gammon Gold and Capital Gold. However, to realize these anticipated benefits and cost savings, Gammon Gold must successfully combine the businesses of Gammon Gold and Capital Gold, including Capital Gold’s recently acquired subsidiary, Nayarit Gold. If Gammon Gold is not able to achieve these objectives, the anticipated benefits and cost savings of the Acquisition may not be realized fully or at all or may take longer to realize than expected.

Gammon Gold and Capital Gold have operated and, until the completion of the Acquisition, will continue to operate independently. It is possible that the integration process could take longer than anticipated and could result in the loss of key employees or the disruption of each company’s ongoing businesses, which could adversely affect Gammon Gold’s ability to achieve the anticipated benefits of the Acquisition. Gammon Gold may have difficulty coordinating the operations and personnel of the two companies and addressing possible differences in corporate cultures and management philosophies. Integration efforts between the two companies will also divert management attention and resources. These integration activities could have an adverse effect on the businesses of both Gammon Gold and Capital Gold during the transition period. The integration process is subject to a number of uncertainties. The uncertainties regarding the outcome of these integration efforts are heightened by the recent completion by Capital Gold of a significant acquisition, Nayarit Gold, on August 2, 2010. Capital Gold has not fully integrated Nayarit Gold’s operations and personnel into Capital Gold and, as a result, the integration efforts between Capital Gold and Gammon Gold will also depend upon the ability of Gammon Gold to integrate both Capital Gold and Nayarit Gold’s operations and personnel into Gammon Gold. Although Gammon Gold’s plans for integration are focused on minimizing those uncertainties to help achieve the anticipated benefits, no assurance can be given that these benefits will be realized or, if realized, the timing of their realization. Failure to achieve these anticipated benefits could result in increased costs or decreases in the amount of expected revenues and could adversely affect Gammon Gold’s future business, financial condition, operating results and prospects. In addition, Gammon Gold may not be able to eliminate duplicative costs or realize other efficiencies from integrating the businesses to offset part or all of the transaction and acquisition-related costs incurred by Gammon Gold and Capital Gold.

Any delay in completing the Acquisition may substantially reduce the benefits that Gammon Gold expects to be obtained from the Acquisition.

In addition to obtaining the required governmental clearances and approvals, the Acquisition is subject to a number of other conditions beyond the control of Gammon Gold and Capital Gold that may prevent, delay or otherwise materially adversely affect its completion. Gammon Gold and Capital Gold cannot predict whether or when the conditions required to complete the Acquisition will be satisfied. The requirements for obtaining the required clearances and approvals could delay the effective time of the acquisition for a significant period of time or prevent it from occurring. Moreover, each of Gammon Gold and Capital Gold may terminate the acquisition agreement if the acquisition is not consummated by July 1, 2011.

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2010 ANNUAL INFORMATION FORM

Future results of the combined company may differ materially from the Unaudited Pro Forma Condensed Combined Financial Information of Gammon Gold and Capital Gold presented in the second supplement to the Registration Statement filed by Gammon Gold.

The future results of Gammon Gold, as the combined company following the acquisition, may be materially different from those shown in the unaudited pro forma financial information presented in the second supplement to the Registration Statement filed by Gammon Gold on March 21, 2011 with the SEC that show only a combination of Gammon Gold’s and Capital Gold’s historical results, after giving effect to the acquisition by Capital Gold of Nayarit Gold and the Acquisition. Gammon Gold has estimated that Gammon Gold will record approximately $7,000,000 of aggregate acquisition-related fees and expenses, as described in the notes to the pro forma financial information included in the second supplement to the Registration Statement. In addition, the final amount of any charges relating to acquisition accounting adjustments that Gammon Gold may be required to record will not be known until following the closing of the Acquisition. These expenses and charges may be higher or lower than estimated.

Whether or not the Acquisition is completed, the announcement and pendency of the Acquisition could impact or cause disruptions in Gammon Gold’s business, which could have an adverse effect on Gammon Gold’s business and results of operations.

Whether or not the Acquisition is consummated, the announcement and pendency of the Acquisition could cause disruptions in or otherwise negatively impact Gammon Gold’s business and results of operations. Among others:

  Gammon Gold’s employees may experience uncertainty about their future roles with the combined company, which might adversely affect Gammon Gold’s ability to retain and hire key personnel and other employees;
  the attention of Gammon Gold’s management may be directed toward the completion of the Acquisition and transaction-related considerations and may be diverted from the day-to-day operations and pursuit of other opportunities that could be beneficial to Gammon Gold’s business; and
  business partners may seek to modify or terminate their business relationships with Gammon Gold.

These disruptions could be exacerbated by a delay in the completion of the Acquisition or termination of the merger agreement and could have an adverse effect on Gammon Gold’s business, results of operations or prospects if the Acquisition is not completed or on the business, results of operations or prospects of the combined company if the Acquisition is completed.

Several lawsuits have been filed against Capital Gold, Gammon Gold and other parties challenging the proposed Acquisition, and an adverse judgment in such lawsuits may prevent the Acquisition from becoming effective or from becoming effective within the expected timeframe.

Capital Gold, the members of Capital Gold’s Board of Directors, Gammon Gold, and in some instances Capital Gold’s CFO, or Capital Gold AcquireCo, Inc. have been named as defendants in purported class action lawsuits brought by Capital Gold stockholders challenging the proposed Acquisition, seeking, among other things, to enjoin the defendants from consummating the Acquisition on the agreed-upon terms.

On March 9, 2011, counsel to the parties to the Delaware Actions entered into a Memorandum of Understanding that expresses an agreement in principle to settle the Delaware Actions, subject to approval by the Delaware Court of Chancery and on terms and conditions that include, among other things, certain supplemental disclosures that were contained in the first supplement to the Registration Statement and certain amendments to the terms of the merger agreement, as discussed in the first supplement to the Registration Statement. If the Delaware Court of Chancery approves the settlement contemplated in the Memorandum of Understanding, the Delaware Actions will be dismissed with prejudice. Subject to court approval of the settlement, counsel for the purported class will apply to the Delaware Court of Chancery for attorneys’ fees and expenses in connection with the actions. The settlement will not take effect unless the merger between Gammon Gold and Capital Gold is consummated. The material terms of the settlement will be described in a notice that will be filed with the SEC at a later date.

The outcome of the pending and potential future litigation is difficult to predict and quantify and the defense of such claims or actions can be costly. In addition to diverting financial and management resources and general business disruption, Gammon Gold may suffer from adverse publicity that could harm Gammon Gold’s reputation, regardless of whether the allegations are valid or whether Gammon Gold are ultimately held liable. A temporary or permanent injunction could delay or prevent completion of the Acquisition and such delay or failure of the transaction could cause the adverse results discussed above.

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2010 ANNUAL INFORMATION FORM

A judgment or settlement that is not covered by or is significantly in excess of Gammon Gold’s insurance coverage for any claims, or Gammon Gold’s obligations to indemnify the individual defendants, could materially and adversely affect Gammon Gold’s financial condition, results of operations and cash flows.

Gammon Gold may pursue strategic transactions in the future, which could be difficult to implement, disrupt its business or change its business profile significantly.

Gammon Gold will continue to consider opportunistic strategic transactions, which could involve acquisitions or dispositions of businesses or assets. Any future strategic transaction could involve numerous risks, including:

  potential disruption of Gammon Gold’s ongoing business and distraction of management;
  difficulty integrating acquired businesses, such as Capital Gold, or segregating assets to be disposed of;
  exposure to unknown and/or contingent or other liabilities, including litigation arising in connection with the acquisition, disposition and/or against any businesses Gammon Gold may acquire; and
  changing Gammon Gold’s business profile in ways that could have unintended consequences.

If Gammon Gold enters into significant strategic transactions in the future, related accounting charges may affect its financial condition and results of operations, particularly in the case of any acquisitions. In addition, the financing of any significant acquisition may result in changes in its capital structure, including the incurrence of additional indebtedness. Conversely, any material disposition could reduce its indebtedness or require the amendment or refinancing of a portion of its outstanding indebtedness. Gammon Gold may not be successful in addressing these risks or any other problems encountered in connection with any strategic transactions.

CAPITAL STRUCTURE

Set forth below is a description of The Company’s share capital. The following statements are brief summaries of, and are subject to the provisions of, the articles of amalgamation and by-laws of the Company and the relevant provisions of the

Companies Act (Quebec).

General

The Company’s authorized capital consists of an unlimited number of common shares without nominal or par value, an unlimited number of Class A preferred shares and an unlimited number of Class B preferred shares. A total of 138,909,657 common shares are issued and outstanding (146,745,405 common shares on a fully diluted basis) as at the date of this Annual Information Form. There are no Class A or Class B preferred shares currently outstanding.

Common Shares

Each common share ranks equally with all other common shares with respect to dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of common shares are entitled to one vote for each share of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the directors of the Company of the Company out of funds legally available therefore and to receive pro rata the remaining property of the Company on dissolution. The holders of common shares have no pre-emptive or conversion rights. The rights attaching to the common shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

Class A and Class B Preferred Shares

The Class A and Class B preferred shares are non-cumulative, non-participating, voting and redeemable at their paid-in value. Dividends on the Class A and Class B preferred shares are determined by the directors of the Company and are not to exceed 12% in the case of the Class A preferred shares and 13% in the case of the Class B preferred shares. The Class A and Class B preferred shares are entitled to preference over the common shares and any other shares of the Company ranking junior to the Class A and Class B preferred shares with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, provided, however, that the Class A preferred shares have priority over the Class B preferred shares. Any amendment to the articles of the Company to vary any rights, privileges, restrictions or conditions attaching to the Class A or Class B preferred shares must, in addition to authorization by special resolution, be authorized by at least two-thirds of the votes cast at a meeting of holders of Class A or Class B preferred shares duly called for such purpose, each holder being entitled to one vote for each preferred share held.

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2010 ANNUAL INFORMATION FORM

MARKET FOR SECURITIES

Trading Price and Volume

The common shares of the Company have been listed and posted for trading on the Toronto Stock Exchange (the “TSX”) since February 18, 2000, under the trading symbol “GAM”. The common shares of the Company have been listed and posted for trading on the New York Stock Exchange (the “NYSE”) since October 13, 2008, under the trading symbol “GRS”. The following table sets forth the high and low trading prices and trading volume of the common shares as reported by the TSX and NYSE for the periods indicated:

Period	TSX			NYSE
	High (C$)	Low (C$)	Volume	High (US$)	Low (US$)	Volume
March 1 - 22, 2011	$9.04	$7.99	6,164,800	$9.29	$8.08	20,551,000
February, 2011	$9.48	$7.53	12,643,800	$9.60	$7.54	26,698,200
January, 2011	$8.30	$7.05	9,199,300	$8.42	$7.05	27,043,300
December, 2010	$8.32	$6.72	13,812,900	$8.30	$6.59	41,518,600
November, 2010	$7.20	$6.30	13,478,000	$7.20	$6.15	32,310,000
October, 2010	$7.52	$6.75	16,277,300	$7.48	$6.57	26,130,600
September 2010	$7.80	$6.80	9,296,700	$7.59	$6.59	25,546,500
August 2010	$7.78	$5.97	10,497,800	$7.32	$5.61	19,440,900
July 2010	$6.15	$5.42	12,211,900	$5.95	$5.09	19,232,000
June 2010	$8.37	$5.78	18,916,700	$7.92	$5.42	47,884,800
May 2010	$8.38	$6.93	13,526,100	$8.12	$6.70	38,624,300
April 2010	$7.83	$6.75	20,789,200	$7.80	$6.72	42,778,100
March 2010	$10.64	$7.24	18,163,800	$10.31	$7.12	30,956,400
February 2010	$10.91	$9.01	7,921,700	$10.47	$8.40	18,660,000
January 2010	$12.88	$9.22	8,463,400	$12.50	$8.62	23,672,100

Prior Sales

There have been no prior sales of securities of the Company during the fiscal year ended December 31, 2010 and to the date of this Annual Information Form.

ESCROWED SECURITIES

To the knowledge of the Company, there are no securities of the Company held in escrow.

MATERIAL CONTRACTS

Except as disclosed in this Annual Information Form, and for contracts entered into in the ordinary course of business, the Company has not entered into any material contracts for the fiscal year ended December 31, 2010 and to the date of this Annual Information Form.

INTEREST OF MANAGEMENT & OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer, holder of securities of more than 10% of any class of outstanding voting securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries, other than the following transactions, which were in the normal course of operations:

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2010 ANNUAL INFORMATION FORM

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors (noted in US$):

	December 31	December 31	December 31
	2010	2009	2008
Production costs – labour(1)	$-	$25,796,510	$33,761,686
Mining interests – labour(1)	-	4,875,580	1,167,359
Production costs – consumables(2)	-	11,254,799	14,655,237
Capital assets(3)	-	-	94,350

	$-	$41,926,889	$35,642,674

Notes:

1.	The Company pays a third party company owned by the brother of Mr. Fred George, a former director of the Company, for the provision of workers in the Mexican operations at cost plus 6-10%.

2.

The Company pays two third party companies owned by the father of Mr. Canek Rangel, a former director of the Company, for the provision of lime, lubricant and fuel, the prices of which are regulated in Mexico.

3.	The Company paid a former director, Mr. Canek Rangel and third party Company owned by the father of Mr. Canek Rangel, for the provision and construction of production and support facilities.

In September 2009, the Company announced the resignations of the two members of the Board of Directors involved in the above transactions. As a result, effective the date of their resignations, the above are no longer considered related party transactions.

Directors and officers of the Company are entitled to hold management incentive stock options. For this purpose, the Company has adopted a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries.

The Company has also implemented a Deferred Share Unit Plan which is intended to further align the interests of directors and senior officers with shareholders’ interests and the Company’s values of behaving like an owner, continuously improving the Company and delivering results, so as to increase the value of the shares going forward. The directors of the board may elect each year to receive all or part of their annual retainer in deferred share units (“DSUs”) having a market value equal to the portion of the retainer to be received in that form, subject to such limits as the Board may impose. The directors of the board may also grant, each year, DSUs to directors or senior officers having a market value not greater than the annual retainer or base salary for each such director or senior officer. The maximum number of common shares of the Company that may be issued under the Deferred Share Unit Plan is 1,000,000. DSUs awarded to directors and senior officers of the Company vest immediately, unless otherwise determined by the directors of the Company.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is Computershare Trust Corporation of Canada (“Computershare”). Computershare’s register of transfers for the Company’s Common Shares is located at 1500 University Street, Suite 700, Montreal, Quebec, H3A 3S8.

DIVIDENDS

The Company has not declared or paid any dividends on its common shares since the date of its incorporation. The Company intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or make any other distributions in the near future. The directors of the Company will review this policy from time to time having regard to the Company’s financing requirements, financial condition and other factors considered to be relevant.

INTERESTS OF EXPERTS

The following persons and companies have prepared or certified a statement, report or valuation on behalf of the Company as follows during the fiscal ended December 31, 2010, and to the date of this Annual Information Form: (i) KPMG, LLP, Chartered Accountants, prepared an audit report as auditors of the Company, in connection with the audit of the Company’s audited annual financial statements for the fiscal year ended December 31, 2010; (ii) Ramon Luna, P. Geo, Gammon Gold Inc., for information relating to the Mineral Reserve and Mineral Resource calculations for the Ocampo property; (iii) Glenn R. Clark, P. Eng. of Glenn R. Clark & Associates Limited, for information relating to the Mineral Reserve and Mineral Resource calculations for the El Cubo property and for the technical report dated October 15, 2009 titled “El Cubo Gold Silver Mine, Guanajuato, Mexico”; (iv) Clancy J. Wendt and Mark G. Stevens, C.P.G., formerly of Pincock, Allen & Holt, prepared a report dated November 25, 2002 and titled “Guadalupe y Calvo Gold-Silver Project, Chihuahua, Mexico” and (v) Peter Drobeck, Registered Geologist, Senior Vice President of Exploration and Business Development of Gammon Gold Inc., for information relating to the Venus, Los Jarros and Mezquite mineral properties.

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2010 ANNUAL INFORMATION FORM

KPMG, LLP confirmed that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Nova Scotia.

All registered or beneficial interests, direct or indirect, in any securities or other of the Company or an affiliate/subsidiary of the Company is less than 1% in a class of securities, include a general statement indicating that the interest held by all experts is less than one per cent.

DIRECTORS AND OFFICERS

The management of the Company consists of seven (7) executive officers and nine (9) directors as at March 23, 2011. The table presented below provides the names of and related information concerning each executive officer and director as at the date of this Annual Information Form. Each director holds office until the close of the next annual meeting of shareholders or until his successor is duly elected or appointed.

Name, Position with the Company	Director/Officer Since	Common Shares	Stock Options	Deferred Share Units	Principal Occupation
Rene Marion(4) Toronto, Ontario, Canada President & Chief Executive Officer	Officer of the Company since October 2007 and Director of the Company since March 2008	150,001	604,000	71,845	Chief Executive Officer, Gammon Gold Inc., previous occupation was Chief Operating Officer of Highland Gold Mining Limited.
Scott Perry Toronto, Ontario, Canada Executive Vice President & Chief Financial Officer	Officer of the Company since February 2008	70,701	223,000	51,872	Chief Financial Officer, Gammon Gold Inc., previous occupation was Chief Financial Officer for Highland Gold Mining Limited.
Russell Tremayne Chihuahua City, Mexico Executive Vice President & Chief Operating Officer	Officer of the Company since January 2008	77,380	338,000	50,291	Chief Operating Officer, Gammon Gold Inc., previous occupation was Director of Operations for Highland Gold Mining Limited.
Chris Bostwick Toronto, Ontario, Canada Senior Vice President , Technical Services	Officer of the Company since January 2009	8,692	130,000	Nil	Senior VP, Technical Services, Gammon Gold Inc., previous occupation was Director of Capital Projects & Technical Services for Highland Gold Mining Limited.
Peter Drobeck Golden, Colorado, Unites States Senior Vice President, Exploration & Business Development	Officer of the Company since October 2008	8,246	117,500	Nil	Senior VP, Exploration & Business Development, Gammon Gold Inc., previous occupation was VP Exploration for Electrum USA Limited.
Chris Richter Toronto, Ontario Vice President, Corporate Development	Officer of the Company since April 2010	8,755	50,000	Nil	Vice President, Corporate Development, Gammon Gold Inc., previous occupation was Senior Manager, Capital Allocation, Strategy & Risk for Barrick Gold Corporation
Luis Chavez Chihuahua City, Chihuahua, Mexico Director, Mexican Operations	Director and Officer of the Company since July 2007	22,197	87,500	Nil	Director of Mexican Operations, Gammon Gold Inc., previous occupation was Secretary General for the Mexican Mining Directors
Ron Smith (1)(3) Dayton, Nova Scotia, Canada Independent Director	Director of the Company since May 2009	4,184	75,000	4,912	Chartered Accountant
George Elliott(2)(3) Toronto, Ontario, Canada Independent Director	Director of the Company since August 2008	10,099	75,000	1,637	Barrister & Solicitor
Terrence Cooper(1)(2) Halifax, Nova Scotia, Canada Independent Director	Director of the Company since April 2009	1,811	75,000	4,912	Barrister & Solicitor
Alan Edwards(3)(4) Golden, Colorado, USA Independent Director	Director of the Company since May 2010	7,308	75,000	1,637	President and Chief Executive Officer, Copper One Incorporated
Colin Benner Vancouver, British Columbia, Canada Chairman of the Board, Independent	Director of the Company since April 2010, Chairman of the Board since May 2010	8,965	150,000	3,821	Chairman, Capstone Mining Corporation
Richard Colterjohn(1)(2) Toronto, Ontario, Canada Independent Director	Director of the Company since April 2010	300,000	75,000	4,912	Managing Partner and Principal, Glencoban Capital Management Incorporated
Joseph Spiteri(4) Acton, Ontario, Canada Independent Director	Director of the Company since May 2010	4,154	75,000	2,030	Independent Mining Consultant

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2010 ANNUAL INFORMATION FORM

Notes:

1.	Member of the Audit Committee. See “Audit Committee Information”.
2.	Member of the Nominating & Corporate Governance Committee.
3.	Member of the Compensation Committee.
4.	Member of the Sustainability Committee.

Each of the directors and officers has had the principal occupation listed under his name above for the last five years.

As at the date of this Annual Information Form, the directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 582,954 common shares (2,930,362 common shares if all options and deferred share units held by them are exercised), representing 0.4% of the currently outstanding common shares (2.1% current outstanding common shares if all options held by them are exercised) and 0.4% of the common shares on a fully diluted basis (2% current outstanding common shares on a fully diluted basis if all options and deferred share units held by them are exercised).

None of the directors or executive officers of the Company are, at the date of the Annual Information Form, or was within 10 years before this date, a director, CEO or CFO of a company subject to any cease trade order, bankruptcy, penalty or sanction.

Board Effectiveness

In 2009, the Company established an assessment process to determine the effectiveness of the Board, its Committees and the individual Directors. This assessment is conducted annually by a confidential survey prepared and administered by a third party, where the Board and its Committees are assessed as a whole. In addition to the third party Board effectiveness survey, the Audit Committee members also conduct a self assessment and a peer assessment on an annual basis. The Company discloses Director Attendance at Board and Committee meetings each year in its Management Information Circular.

AUDIT COMMITTEE INFORMATION

Overview

The Audit Committee of the Company’s Board of Directors is principally responsible for:

a)

recommending to the Company’s Board of Directors the external auditor to be nominated for election by the Company’s shareholders at each Annual Meeting and negotiating the compensation of such external auditor;

b)	overseeing the work of the external auditor;
c)

reviewing the Company’s annual and interim financial statements, Management’s Discussion and Analysis and press releases regarding earnings before they are reviewed and approved by the directors of the Company and publicly disseminated by the Company; and

d)

reviewing the Company’s financial reporting procedures to ensure adequate procedures are in place for the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

During fiscal 2010, the Audit Committee met seven (7) times.

The purposes of the Audit Committee are to assist the board of directors’ oversight of:

  the integrity of Gammon Gold’s financial statements;
  Gammon Gold’s compliance with legal and regulatory requirements relating to financial disclosure;
  the qualifications and independence of Gammon Gold’s independent auditors; and
  the performance of the independent auditors and Gammon Gold’s internal audit function.

In accordance with National Instrument 52-110 - Audit Committees (“NI 52-110”), disclosure of audit fees and other matters related to the composition and operation of the Company’s Audit Committee is found in this section of the Annual Information Form of the Company.

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2010 ANNUAL INFORMATION FORM

The Audit Committee’s Charter

The directors of the Company have adopted a Charter for the Audit Committee, which sets out the Committee’s mandate, organization, powers and responsibilities. The complete Charter is attached as Schedule “A” to this Annual Information Form.

Composition of the Audit Committee

The members of the Audit Committee are Ron Smith (Chair), Terrence Cooper and Richard Colterjohn. All of the members of the Audit Committee are independent and financially literate, as required by SEC Rule 10A-3, the NYSE Company Manual Section 303A.06 – Audit Committee, Section 303A.07 – Audit Committee Additional Requirements and NI 52-110.

Name of Member	Independent (1)	Financially Literate (2)(3)
Ron Smith	Yes	Yes
Terrence Cooper	Yes	Yes
Richard Colterjohn	Yes	Yes

Notes:

1.

To be considered independent, a member of the Audit Committee must not have any direct or indirect “material relationship” with the Company. A “material relationship” is a relationship which could, in the view of the directors of the Company, be reasonably expected to interfere with the exercise of a member’s independent judgment. In addition, in order to be considered independent, a member of the directors of the Company must meet the SEC, NYSE and OSC definition of independence, which is comparable to the foregoing definition. Each member completes a Director Confirmation Form annually to update the Company on its independent status.

2.

To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

3.

Each year, the members of the Audit Committee complete a Director Confirmation Form. It is in this document that each member provides annual updates on new financial programs or courses they have taken throughout the year to enhance their financial literacy experience.

Relevant Education and Experience

Each member of the Audit Committee of the Company has sufficient experience to provide (i) an understanding of the accounting principles used by the Company to prepare its financial statements, (ii) an ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and provisions, (iii) experience in analyzing and evaluating financial statements of the breadth and complexity of issues reasonably expected to be raised by the Company’s financial statements, and (iv) an understanding of internal controls and procedures for financial reporting.

  Mr. Smith brings over 20 years of practical financial and management experience, primarily in the financial, telecommunications and energy sectors, and is a Chartered Accountant.
  Mr. Cooper is a practicing crown attorney and has been practicing law for over 35 years, including employment with Legal Aid, the Government of Nova Scotia, as well as private practice.
  Mr. Colterjohn is a seasoned business leader with over 20 years of experience in the mining sector and corporate finance throughout a variety of industries.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor that was not adopted by the Company’s Board of Directors.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on any of the exemptions set out in section 2.4 (De Minimis Non-audit Services), Section 3.2 (Initial Public Offerings), Section 3.4 (Events Outside Control of Member), Section 3.5 (Death, Disability or Resignation of Audit Committee Member), in subsection 3.3(2) (Controlled Companies), in Section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances), or Section 3.8 (Acquisition of Financial Literacy) of NI 52-110, or an exemption from this Instrument, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

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2010 ANNUAL INFORMATION FORM

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in the section titled “Responsibilities” in the Charter of the Audit Committee attached hereto as Schedule “A”.

External Auditor Service Fees (By Category, in Canadian Dollars)

The following table discloses the fees charged to the Company by its external auditor during the fiscal year ended December 31, 2010 and the fiscal year ended December 31, 2009:

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees
December 31, 2010	$673,975	$Nil	$147,195	$Nil
December 31, 2009	$721,109	$Nil	$45,989	$Nil

Notes:

1.

The aggregate fees billed for audit services, including fees relating to the review of quarterly financial statements, statutory audits of the Company’s subsidiaries and services associated with the filing of prospectuses.

2.

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the “Audit Fees” column.

3.	The aggregate fees billed for tax compliance, tax advice and tax planning services.

DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE

As a Canadian issuer listed on the NYSE, the Corporation is not required to comply with most of the NYSE corporate governance rules, so long as the Corporation complies with Canadian requirements. However, the Corporation must provide a brief description of any significant differences between its corporate governance practices and those required to be followed by U.S. companies listed on the NYSE. Gammon Gold Inc. has disclosed its Statement of Corporate Governance Differences in the corporate governance section of its website at http://www.gammongold.com/governance.php. Except as described therein, the Corporation is in compliance with the NYSE corporate governance standards in all significant respects.

ADDITIONAL INFORMATION

Additional information relating to the Company filed under its continuous disclosure obligations is available on SEDAR (the System for Electronic Document Analysis and Retrieval, which has been established by the Canadian Securities Administrators) at www.sedar.com. This information is also filed with the Securities and Exchange Commission on Edgar (the Electronic Data Gathering, Analysis, and Retrieval system) (www.sec.gov). Upon request to the Company, the Company will provide this information to any person or company.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, securities authorized for issuance under equity compensation plans, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Management Information Circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Company's Financial Statements and Management's Discussion and Analysis contained in the Company's Annual Report for its most recently completed financial year.

A copy of such documents may be obtained, upon request, from the Company. The Company may require the payment of a reasonable charge from a person or Company who is not a holder of securities of the Company.

For additional copies of this Annual Information Form please contact:

Gammon Gold Inc.	Tel: 902-468-0614
1701 Hollis Street	Fax: 902-468-0631
Founders Square, PO Box 2067	Email: info@gammongold.com
Halifax, Nova Scotia B3J 2Z1	Website: www.gammongold.com

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SCHEDULE “A”	AUDIT COMMITTEE CHARTER

The Audit Committee (hereinafter referred to as the “Committee”) has the responsibilities and duties as outlined below:

Mandate

To perform such duties as may be required by applicable legislation and regulations.
To assist the Board of Directors in fulfilling its oversight responsibilities for:
the integrity of the financial statements;
compliance with legal and regulatory requirements relating to financial disclosure;
the external auditors’ independence, performance and fees;
monitoring of principal risks that could impact financial reporting;
the system of internal control for financial reporting; and
monitoring the effectiveness of the Corporation’s disclosure controls and procedures.
To perform such other duties as may from time to time be assigned to the Audit Committee by the Board.

Composition

The Committee shall be composed of three or more directors, appointed by the Board on the recommendation of the Nominating and Corporate Governance Committee. All members of the Committee shall not be an officer or employee of the Company. All members must be independent. Independence of the Board members will be defined with applicable legislation and at a minimum each Committee member shall have no direct or indirect relationship with the Company which in the view of the Board could reasonably interfere with the exercise of a member’s independent judgment except as otherwise permitted by applicable laws.

All members of the Audit Committee shall be financially literate (as defined by applicable legislation).

If an Audit Committee member ceases to be independent for reasons outside the member’s reasonable control, the member shall tender their resignation to the Chair of the Nominating and Corporate Governance Committee immediately upon the event which caused the member to not be independent. Any non-independent directors can participate with the Committee as observers.

Members are reappointed annually by the Board, with such appointments to take effect immediately following the Annual General Meeting of shareholders. Members shall hold office until the earlier of the time which their successors are appointed or they cease to be directors of the Corporation. Vacancies of members of the Audit Committee may be filled for the remainder of the current term of appointment by the Board, upon recommendation of the Nominating and Corporate Governance Committee.

Authority

The Committee has authority to:

1.	Conduct or authorize investigations into any matters within its scope of responsibility.

2.	Appoint, compensate, and oversee the work of any registered public accounting firm employed by the organization.

3.

At the Corporation’s expense, as determined by the Committee, retain independent counsel, accountants, or others to advise the Committee or assist in carrying out its duties or assist in the conduct of an investigation.

4.	Meet with management, external auditors, or outside counsel, as necessary.

5.	Call a meeting of the Board to consider any matter of concern to the Audit Committee.

Meetings

Meetings of the Audit Committee may be called by:

  The Chair
  Any member of the Audit Committee
  The external auditor

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SCHEDULE “A”	AUDIT COMMITTEE CHARTER

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:

1.

A quorum for meetings shall be the majority of the members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and hear each other.

2.	The Committee shall meet quarterly or more frequently as circumstances dictate.

3.

Notice of the time and place of every meeting shall be given in writing or by telephone, facsimile, email or other electronic communication to each member of the Committee at least 24 hours in advance of such meeting, provided however, that a member may in any matter waive a notice of meeting. Attendance of a member at a meeting is a waiver of notice of meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

The external auditors shall be invited to attend and be heard at every Audit Committee meeting, and have the opportunity to discuss matters with the Audit Committee without the presence of management at each meeting. The Audit Committee will meet in-camera with the external auditors at each meeting. The Secretary of the Company shall act as Secretary of the Audit Committee and minutes of the Audit Committee shall be recorded and maintained by the Secretary.

Responsibilities

1.	As required by the Board, the external auditor reports directly to the Audit Committee.

2.	The Audit Committee must recommend to the Board of Directors:

a.	the external auditor to be nominated for purposes of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

b.	the compensation of the external auditor.

3.

The Audit Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing the Auditor’s Report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

4.

The Audit Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor. The Audit Committee has delegated to the Chair of the Committee the authority to pre-approve the non-audit services, with such pre-approval presented to the Audit Committee at the next scheduled Audit Committee meeting following such pre-approval.

De minimis non-audit services satisfy the pre-approval requirement provided:

a.

the aggregate amount of all these non-audit services that were not pre-approved is reasonably expected to constitute no more that 5% of the total audit fees paid by the Corporation and its subsidiaries to the Company’s external auditor during the fiscal year in which the services are provided;

b.	the Company or subsidiaries of the Company, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

c.

the services are promptly brought to the attention of the Audit Committee of the Company and approved, prior to the completion of the audit, by the Audit Committee, who has been granted authority to pre-approve non-audit engagements.

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SCHEDULE “A”	AUDIT COMMITTEE CHARTER

The Audit Committee has instructed management that, to obtain pre-approval, management must detail the work to be performed by the external auditor and obtain the assurance from the external auditor that the proposed work does not impair their independence.

5.

The Audit Committee reviews and recommends to the Board approval of the Company’s financial statements, MD&A and related annual and interim press releases prior to the disclosure of this information. It also ensures that adequate procedures are in place for the review of financial information extracted or derived from the Company’s financial statements, contained in the Company’s other financial disclosures and must periodically assess the adequacy of those procedures.

6.	The Audit Committee must establish procedures for:

a.	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters; and

b.	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

7.	The Audit Committee must review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

8.

The Audit Committee shall undertake a process to review all financial risks of the business and ensuring appropriate risk management techniques are in place. This will involve enquiry of management regarding how financial risks are managed as well as opinions from management and others regarding the degree of integrity of the financial risk mitigation strategies.

9.	The Audit Committee shall report to the Board on the proceedings of each Audit Committee meeting and on the Audit Company’s recommendations at the next regularly scheduled Board meeting.

10.	The Audit Committee shall review the National Instrument 52-110 – Audit Committees disclosure required in the Company’s Annual Information Form.

63